Exhibit 99.2

Teck Resources Limited

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion in the Report of Independent Registered Public Accounting Firm.

Donald R. Lindsay

President and Chief Executive Officer

Ronald A. Millos

Senior Vice President, Finance and Chief Financial Officer

February 12, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Teck Resources Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Teck Resources Limited and its subsidiaries, (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 32 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting, appearing in Management’s Discussion and Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Vancouver, Canada

February 12, 2019

We have served as the Company’s auditor since 1964.

Teck Resources Limited

Consolidated Statements of Income

Years ended December 31

	2018	2017
(CAD$ in millions, except for share data)		(restated)
Revenues (Note 6)	$12,564	$11,910
Cost of sales	(7,943)	(7,343)

Gross profit	4,621	4,567
Other operating income (expenses)
General and administration	(142)	(116)
Exploration	(69)	(58)
Research and development	(35)	(55)
Impairment reversal and (asset impairments) (Note 8)	(41)	163
Other operating income (expense) (Note 9)	450	(230)

Profit from operations	4,784	4,271
Finance income (Note 10)	33	17
Finance expense (Note 10)	(252)	(229)
Non-operating income (expense) (Note 11)	(52)	(151)
Share of income (loss) of associates and joint ventures (Note 15)	(3)	6

Profit before taxes	4,510	3,914
Provision for income taxes (Note 20)	(1,365)	(1,425)

Profit for the year	$3,145	$2,489

Profit attributable to:
Shareholders of the company	$3,107	$2,460
Non-controlling interests	38	29

Profit for the year	$3,145	$2,489

Earnings per share (Note 23(f))
Basic	$5.41	$4.26
Diluted	$5.34	$4.19
Weighted average shares outstanding (millions)	573.9	577.5
Weighted average diluted shares outstanding (millions)	582.1	586.4
Shares outstanding at end of year (millions)	570.7	573.3

The accompanying notes are an integral part of these financial statements. Certain 2017 amounts have been restated for the adoption of new accounting pronouncements (Note 32).

Teck Resources Limited

Consolidated Statements of Comprehensive Income

Years ended December 31

	2018	2017
(CAD$ in millions)		(restated)
Profit for the year	$3,145	$2,489
Other comprehensive income (loss) in the year
Items that may be reclassified to profit
Currency translation differences (net of taxes of $40 and $(46))	393	(203)
Change in fair value of debt securities (2017 – change in fair value of available-for-sale financial instruments) (net of taxes of $nil and $2)	—	(10)
Share of other comprehensive loss of associates and joint ventures (Note 15)	—	(1)

	393	(214)
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $1 and $nil)	(9)	—
Remeasurements of retirement benefit plans (net of taxes of $(2) and $(55))	8	129

	(1)	129

Total other comprehensive income (loss) for the year	392	(85)

Total comprehensive income for the year	$3,537	$2,404

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$382	$(77)
Non-controlling interests	10	(8)

	$392	$(85)

Total comprehensive income attributable to:
Shareholders of the company	$3,489	$2,383
Non-controlling interests	48	21

	$3,537	$2,404

The accompanying notes are an integral part of these financial statements. Certain 2017 amounts have been restated for the adoption of new accounting pronouncements (Note 32).

Teck Resources Limited

Consolidated Statements of Cash Flows

Years ended December 31

	2018	2017
(CAD$ in millions)		(restated)
Operating activities
Profit for the year	$3,145	$2,489
Depreciation and amortization	1,483	1,492
Provision for income taxes	1,365	1,425
Asset impairments (impairment reversal)	41	(163)
Gain on sale of investments and assets	(892)	(51)
Foreign exchange gains	(16)	(5)
Loss on debt repurchase	26	216
Loss (gain) on debt prepayment options	42	(51)
Net finance expense	219	212
Income taxes paid	(780)	(879)
Other	(166)	195
Net change in non-cash working capital items	(29)	169

	4,438	5,049
Investing activities
Expenditures on property, plant and equipment	(1,906)	(1,621)
Capitalized production stripping costs	(707)	(678)
Expenditures on investments and other assets	(284)	(309)
Proceeds from investments and assets	1,292	126

	(1,605)	(2,482)
Financing activities
Repurchase and repayment of debt	(1,410)	(1,929)
Debt interest and finance charges paid	(407)	(495)
Issuance of Class B subordinate voting shares	54	26
Purchase and cancellation of Class B subordinate voting shares	(189)	(175)
Dividends paid	(172)	(344)
Distributions to non-controlling interests	(40)	(56)

	(2,164)	(2,973)
Effect of exchange rate changes on cash and cash equivalents	113	(49)

Increase (decrease) in cash and cash equivalents	782	(455)
Cash and cash equivalents at beginning of year	952	1,407

Cash and cash equivalents at end of year	$1,734	$952

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these financial statements. Certain 2017 amounts have been restated for the adoption of new accounting pronouncements (Note 32).

Teck Resources Limited

Consolidated Balance Sheets

	December 31, 2018	December 31, 2017	January 1, 2017
(CAD$ in millions)		(restated)	(restated)
ASSETS
Current assets
Cash and cash equivalents (Note 12)	$1,734	$952	$1,407
Current income taxes receivable	78	48	97
Trade and settlement receivables	1,180	1,419	1,413
Inventories (Note 13)	2,065	1,669	1,673
Prepaids and other current assets	260	310	172
Assets held for sale (Note 5 (b))	—	350	—

	5,317	4,748	4,762
Financial and other assets (Note 14)	907	1,051	1,034
Investments in associates and joint ventures (Note 15)	1,071	943	1,012
Property, plant and equipment (Note 8 and Note 16)	31,050	29,045	27,595
Deferred income tax assets (Note 20)	160	154	112
Goodwill (Note 8 and Note 17)	1,121	1,087	1,114

	$39,626	$37,028	$35,629

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities (Note 18)	$2,333	$2,290	$1,870
Current income taxes payable	151	268	199
Debt (Note 19)	32	55	99

	2,516	2,613	2,168
Debt (Note 19)	5,487	6,314	8,244
Deferred income tax liabilities (Note 20)	6,331	5,579	5,086
Retirement benefit liabilities (Note 21)	482	552	643
Provisions and other liabilities (Note 22)	1,792	1,977	1,322

	16,608	17,035	17,463
Equity
Attributable to shareholders of the company	22,884	19,851	18,007
Attributable to non-controlling interests (Note 24)	134	142	159

	23,018	19,993	18,166

	$39,626	$37,028	$35,629

Contingencies (Note 25)
Commitments (Note 26)

The accompanying notes are an integral part of these financial statements. Certain 2017 amounts have been restated for the adoption of new accounting pronouncements (Note 32).

Approved on behalf of the Board of Directors

Tracey L. McVicar	Una M. Power
Tracey L. McVicar	Una M. Power
Chair of the Audit Committee	Director

Teck Resources Limited

Consolidated Statements of Changes in Equity

Years ended December 31

	2018	2017
(CAD$ in millions)		(restated)
Class A common shares (Note 23)
Beginning of year	$6	$7
Class A shares conversion (Note 23(b))	—	(1)

End of year	6	6
Class B subordinate voting shares (Note 23)
Beginning of year	6,603	6,637
Share repurchases (Note 23(h))	(77)	(69)
Issued on exercise of options (Note 23(c))	69	34
Class A shares conversion (Note 23(b))	—	1

End of year	6,595	6,603
Retained earnings
Beginning of year	12,796	10,720
IFRS 9 transition adjustment on January 1, 2018 (Note 32(c))	34	—
Profit for the year attributable to shareholders of the company	3,107	2,460
Dividends paid (Note 23(g))	(172)	(344)
Share repurchases (Note 23(h))	(119)	(106)
Purchase of non-controlling interests (Note 5(a))	(159)	(63)
Remeasurements of retirement benefit plans	8	129

End of year	15,495	12,796
Contributed surplus
Beginning of year	202	193
Share option compensation expense (Note 23(c))	17	17
Transfer to Class B subordinate voting shares on exercise of options	(15)	(8)

End of year	204	202
Accumulated other comprehensive income attributable to shareholders of the company (Note 23(e))
Beginning of year	244	450
IFRS 9 transition adjustment on January 1, 2018 (Note 32(c))	(34)	—
Other comprehensive income (loss)	382	(77)
Less remeasurements of retirement benefit plans recorded in retained earnings	(8)	(129)

End of year	584	244
Non-controlling interests (Note 24)
Beginning of year	142	159
Profit for the year attributable to non-controlling interests	38	29
Other comprehensive income (loss) attributable to non-controlling interests	10	(8)
Purchase of non-controlling interests (Note 5(a))	(16)	—
Acquisition of AQM Copper Inc.	—	18
Dividends or distributions	(40)	(56)

End of year	134	142

Total equity	$23,018	$19,993

The accompanying notes are an integral part of these financial statements. Certain 2017 amounts have been restated for the adoption of new accounting pronouncements (Note 32).

Notes to Consolidated Financial Statements

Years ended December 31, 2018 and 2017

1.	Nature of Operations

Teck Resources Limited and its subsidiaries (Teck, we, us or our) are engaged in mining and related activities including research, exploration and development, processing, smelting, refining and reclamation. Our major products are steelmaking coal, copper, zinc and blended bitumen. We also produce precious metals, molybdenum, fertilizers and other metals. Metal products are sold as refined metals or concentrates.

Teck Resources Limited is a Canadian corporation and our registered office is at 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2.	Basis of Preparation and New IFRS Pronouncements

a)	Basis of Preparation

These annual consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were approved by the Board of Directors on February 12, 2019.

We adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and IFRS 9, Financial Instruments (IFRS 9), which became effective January 1, 2018. Effective October 1, 2018, we also adopted the hedging requirements section of IFRS 9. Note 32 discloses the effects of the adoption of these new IFRS pronouncements for all periods presented, including the nature and effect of changes in accounting policies.

b)	New IFRS Pronouncements

New IFRS pronouncements that have been issued but are not yet effective at the date of these financial statements are listed below. We plan to apply the new standards or interpretations in the annual period for which they are first required.

Leases

The IASB issued IFRS 16, Leases (IFRS 16), which eliminates the classification of leases as either operating or finance leases for a lessee. IFRS 16 is effective from January 1, 2019. Under IFRS 16, all leases will be recorded on the balance sheet for the lessee. The only exemptions to this will be for leases that are 12 months or less in duration or for leases of low-value assets. The requirement to record all leases on the balance sheet under IFRS 16 will increase “right-of-use” assets and lease liabilities on an entity’s financial statements. IFRS 16 will also change the nature of expenses relating to leases, as the straight-line lease expense previously recognized for operating leases will be replaced with depreciation expense for right-of-use assets and finance expense for lease liabilities. IFRS 16 includes an overall disclosure objective and requires a company to disclose (a) information about right-of-use assets and expenses and cash flows related to leases, (b) a maturity analysis of lease liabilities, and (c) any additional company-specific information that is relevant to satisfying the disclosure objective.

As at December 31, 2018, our review and assessment of IFRS 16 and the effect on our financial statements is nearing completion. Our work around identification of leases is substantially complete and we are currently finalizing our calculation and review of the lease balances under the requirements of IFRS 16. We are also reviewing our processes and internal controls to ensure leases are properly identified and accounted for going forward. We will apply IFRS 16 as at January 1, 2019 using a cumulative catch-up approach where we will record leases prospectively from that date forward and will not restate comparative information. We will record right-of-use assets based on the lease liabilities determined as at January 1, 2019 and as a result, will not have a retained earnings adjustment on transition.

2.	Basis of Preparation and New IFRS Pronouncements (continued)

Conceptual Framework

In March 2018, the IASB issued a comprehensive set of concepts for financial reporting, the revised Conceptual Framework for Financial Reporting (revised Conceptual Framework), replacing the previous version of the Conceptual Framework issued in 2010. The purpose of the revised Conceptual Framework is to assist preparers of financial reports to develop consistent accounting policies for transactions or other events when no IFRS applies or IFRS allows a choice of accounting policies and to assist all parties to understand and interpret IFRS.

The revised Conceptual Framework sets out the objective of general purpose financial reporting; the qualitative characteristics of useful financial information; a description of the reporting entity and its boundary; definitions of an asset, a liability, equity, income and expenses and guidance on when to derecognize them; measurement bases and guidance on when to use them; concepts and guidance on presentation and disclosure; and concepts relating to capital and capital maintenance. The revised Conceptual Framework provides concepts and guidance that underpin the decisions the IASB makes when developing standards but is not in itself an IFRS standard and does not override any IFRS standard or any requirement of an IFRS standard. The revised Conceptual Framework is applicable to annual periods beginning on or after January 1, 2020 for preparers who develop an accounting policy based on the Conceptual Framework. We are currently assessing the effect of the revised Conceptual Framework on our financial statements.

3.	Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck Resources Limited and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (TML), Teck Alaska Incorporated (TAK), Teck Highland Valley Copper Partnership (Highland Valley Copper), Teck Coal Partnership (Teck Coal), Teck Washington Incorporated (TWI), Compañía Minera Teck Quebrada Blanca S.A. (QBSA or Quebrada Blanca) and Compañía Minera Teck Carmen de Andacollo (Carmen de Andacollo).

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when our existing rights give us the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of our intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that we control but do not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated balance sheet and consolidated statements of income and comprehensive income.

Certain of our business activities are conducted through joint arrangements. Our interests in joint operations include Galore Creek Partnership (Galore Creek, 50% share) and Fort Hills Energy L.P. (Fort Hills, 21.3% share), which operate in Canada, and Compañia Minera Antamina S.A. (Antamina, 22.5% share), which operates in Peru. We account for our interests in these joint operations by recording our share of the respective assets, liabilities, revenue, expenses and cash flows. We also have an interest in a joint venture, NuevaUnión SPA (NuevaUnión, 50% share), in Chile that we account for using the equity method (Note 15).

During the year ended December 31, 2018, our share of the Fort Hills oil sands mine increased from 20.89% to 21.3% on resolution of a commercial dispute between the Fort Hills partners. We funded an increased share of the project capital in the amount of $58 million, as consideration for the additional interest in the project.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

3.	Summary of Significant Accounting Policies (continued)

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which we have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which we have rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy “Investments in Associates and Joint Ventures”. Joint operations are accounted for by recognizing our share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in our consolidated financial statements.

Investments in Associates and Joint Ventures

Investments over which we exercise significant influence but do not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures as determined in accordance with the policy “Interests in Joint Arrangements” are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for our proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate’s or joint venture’s net assets, such as further investments or dividends.

Our proportionate share of the associate’s or joint venture’s profit or loss and other comprehensive income or loss is based on its most recent financial statements. Adjustments are made to align any inconsistencies between our accounting policies and our associate’s or joint venture’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate or joint venture.

If our share of the associate’s or joint venture’s losses were equal to or exceeded our investment in the associate or joint venture, recognition of further losses would be discontinued. After our interest is reduced to zero, additional losses would be provided for and a liability recognized only to the extent that we have incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, we resume recognizing our share of those profits only when we have a positive interest in the entity.

At each balance sheet date, we consider whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, we determine the amount of impairment to record, if any, in relation to the associate or joint venture.

Foreign Currency Translation

The functional currency of each of our subsidiaries and our joint operations, joint ventures and associates is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates.

The functional currency of Teck Resources Limited, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies, generally the U.S. dollar, into Canadian dollars on consolidation. Items in the statements of income and other comprehensive income are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items on the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on net debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income (loss).

3.	Summary of Significant Accounting Policies (continued)

Exchange differences that arise relating to long-term intra-group balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income.

Revenue

Our revenue consists of sales of steelmaking coal, copper, zinc and lead concentrates, refined zinc, lead and silver, and blended bitumen. We also sell other by-products, including molybdenum concentrates, various refined specialty metals, chemicals and fertilizers. Our performance obligations relate primarily to the delivery of these products to our customers, with each separate shipment representing a separate performance obligation.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

Steelmaking coal

For steelmaking coal, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted or directly contracted by the customer. For a majority of steelmaking coal sales we are not responsible for the provision of shipping or product insurance after the transfer of control. For certain sales we arrange shipping on behalf of our customers and are agent to these shipping transactions.

Steelmaking coal is sold under spot or average pricing contracts. For spot price contracts, pricing is final when revenue is recognized. For average pricing contracts, the final pricing is determined based on quoted steelmaking coal price assessments over a specific period. Control of the goods may transfer and revenue may be recognized before, during or subsequent to the period in which final average pricing is determined. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. For average pricing contracts, adjustments are made to settlement receivables in subsequent periods based on published price assessments up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

Steelmaking coal sales are billed based on final quality measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized. The payment terms generally require prompt collection from customers; however, payment terms are customer specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Base metal concentrates

For copper, lead and zinc concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. We sell a majority of our concentrates on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation. A minority of zinc and lead concentrate sales are made on consignment. For consignment transactions, control of the product transfers to the customer and revenue is recognized at the time the product is consumed in the customers’ process.

3.	Summary of Significant Accounting Policies (continued)

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to relevant commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

Metal concentrate sales are billed based on provisional weights and assays upon the passage of control to the customer. The first provisional invoice is billed to the customer at the time of transfer of control. As final prices, weights and assays are received, additional invoices are issued and collected. In general, consideration is promptly collected from customers; however, the payment terms are customer specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Refined metals

For sales of refined metals, chemicals and fertilizers, control of the product transfers to the customer when the product is loaded onto a carrier specified by the customer. For these products, loading generally coincides with the transfer of title.

Our refined metals, chemicals and fertilizers are sold under spot or average pricing contracts. For spot sales contracts, pricing is final when revenue is recognized. For refined metal sales contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

We sell a portion of our refined metals on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation.

Refined metal sales are billed based on final specification measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized.

In general, consideration is promptly collected from customers; however, the payment terms are customer specific and subject to change based on market conditions and other factors.

Blended bitumen

For blended bitumen, control of the product generally transfers to the customer when the product passes the delivery point as specified in the contract, which normally coincides with title and risk transfer to the customer. The majority of our blended bitumen is sold under pricing arrangements where final prices are determined based on commodity price indices that are finalized at or near the date of sale. Payments for blended bitumen sales are usually due and settled within 30 days. Our revenue for blended bitumen is net of royalty payments to governments.

Financial Instruments

The following financial instruments accounting policies have been applied as at January 1, 2018 on adoption of IFRS 9 and for the year ended December 31, 2018. For the year ended December 31, 2017, we applied financial instruments policies aligned with IAS 39, Financial Instruments Recognition and Measurement (IAS 39). Note 32 outlines the policy changes required to our IAS 39 polices to meet the IFRS 9 requirements, effective January 1, 2018.

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

3.	Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is classified as a financial asset that is subsequently measured at amortized cost. Cash equivalents are classified as subsequently measured at amortized cost, except for money market investments, which are classified as subsequently measured at fair value through profit or loss.

Trade receivables

Trade receivables relate to amounts received from sales under our spot pricing contracts for steelmaking coal, refined metals, blended bitumen, chemicals and fertilizers. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

Settlement receivables

Settlement receivables arise from average pricing steelmaking coal contracts and base metal concentrate sales contracts where amounts receivable vary based on steelmaking coal price assessments or underlying commodity prices. Settlement receivables are classified as fair value through profit or loss and are recorded at fair value at each reporting period based on published price assessments or quoted commodity prices up to the date of final pricing. The changes in fair value are recorded in other operating income (expense).

Investments in marketable equity securities

Investments in marketable equity securities are classified, at our election, as subsequently measured at fair value through other comprehensive income. For new investments in marketable equity securities, we can elect the same classification as subsequently measured at fair value through other comprehensive income, or we can elect to classify an investment as at fair value through profit or loss. This election can be made on an investment-by-investment basis and is irrevocable. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

When investments in marketable equity securities are disposed of, the cumulative gains and losses recognized in other comprehensive income (loss) are not recycled to profit and remain within equity. Dividends are recognized in profit and these investments are not assessed for impairment.

Investments in debt securities

Investments in debt securities are classified as subsequently measured at fair value through other comprehensive income and recorded at fair value. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) until investments are disposed of and the cumulative gains and losses recognized in other comprehensive income (loss) are reclassified from equity to profit at that time. Loss allowances and interest income are recognized in profit.

Trade payables

Trade payables are non-interest bearing if paid when due and are recognized at face amount, except when fair value is materially different. Trade payables are subsequently measured at amortized cost.

Debt

Debt is initially recorded at fair value, less transaction costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

3.	Summary of Significant Accounting Policies (continued)

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at fair value through profit or loss and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of other operating income (expense) or non-operating income (expense) in profit depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Expected credit losses

For trade receivables, we apply the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Loss allowances on investments in debt securities are initially assessed based on the expected 12-month credit losses. At each reporting date, we assess whether the credit risk for our debt securities has increased significantly since initial recognition. If the credit risk has increased significantly since initial recognition, the loss allowance is adjusted to be based on the lifetime expected credit losses.

Hedging

Certain derivative investments may qualify for hedge accounting. At inception of hedge relationships, we document the economic relationship between hedging instruments and hedged items and our risk management objective and strategy for undertaking the hedge transactions.

For fair value hedges, any gains or losses on both the hedged item and the hedging instrument are recognized in the same line item in profit.

For cash flow hedges, any unrealized gains and losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit upon settlement of the hedging instrument, when the hedged item ceases to exist, or when the hedge is determined to be ineffective.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit on the ineffective portion of the hedge, or when there is a disposition or partial disposition of a foreign operation being hedged.

Inventories

Finished products, work in process, raw materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations. For our oil sands mine, raw materials consist of diluent used in blending, work in process inventory consists of raw bitumen and finished products consist of blended bitumen.

For work in process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization, and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down on inventory not yet sold is reversed.

3.	Summary of Significant Accounting Policies (continued)

We use both joint-product and by-product costing for work in process and finished product inventories. Joint-product costing is applied to primary products where the profitability of the operations is dependent upon the production of these products. Joint-product costing allocates total production costs based on the relative values of the products. By-product costing is used for products that are not the primary products produced by the operation. The by-products are allocated only the incremental costs of processes that are specific to the production of that product.

Supplies inventory is valued at the lower of weighted average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

Depreciation of mobile equipment, buildings used for production, and plant and processing equipment at our mining operations are calculated on a units-of-production basis. Depreciation of buildings not used for production, and of plant and equipment at our smelting operations is calculated on a straight-line basis over the assets’ estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is ready for its intended use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

• Buildings and equipment (not used for production)	2–50 years

• Plant and equipment (smelting operations)	3–30 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output, are capitalized.

Waste rock stripping costs incurred in the production phase of a surface mine are recorded as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the orebody, when the component of the orebody or pit to which access has been improved can be identified, and when the costs relating to the stripping activity can be measured reliably. When the actual waste-to-ore stripping ratio in a period is greater than the expected life-of-component waste-to-ore stripping ratio for that component, the excess is recorded as capitalized production stripping costs.

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Since the stripping activity within a component of a mine improves access to the reserves of the same component, capitalized production stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves expected to be mined from the same component.

Underground mine development costs are depreciated using the block depreciation method, where development costs associated with each distinct section of the mine are depreciated over the reserves to which they relate.

3.	Summary of Significant Accounting Policies (continued)

Exploration and evaluation costs

Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, Standards of Disclosure for Mineral Projects, exist or are near a specific property with a defined resource, and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are charged to profit in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties within property, plant and equipment.

Costs of oil sands properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are capitalized when it is expected that these costs will be recovered through future exploitation or sale of the property. Capitalized development costs of oil sands properties are tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized development costs for oil sands properties are reclassified to mineral properties within property, plant and equipment.

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment, and depreciation commences when the asset is available for its intended use.

Impairment of non-current assets

The carrying amounts of assets included in property, plant and equipment are reviewed for impairment whenever facts and circumstances indicate that the carrying amounts are less than the recoverable amounts. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the asset’s or CGU’s carrying amount exceeds the estimated recoverable amount, and is recorded as an expense immediately.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For mining assets, when a binding sale agreement is not readily available, fair value less costs of disposal is usually estimated using a discounted cash flow approach, unless comparable market transactions on which to estimate fair value are available. Estimated future cash flows are calculated using estimated future commodity prices, reserves and resources, and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate. Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or CGU in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimates of future cash flows have not been adjusted. A value in use calculation uses a pre-tax discount rate and a fair value less costs of disposal calculation uses a post-tax discount rate.

Indicators of impairment for exploration and evaluation assets are assessed on a project-by-project basis or as part of the existing operation to which they relate.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or significant changes in circumstances indicate that the impairment may have reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized into profit immediately.

3.	Summary of Significant Accounting Policies (continued)

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in a significant operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

We capitalize borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to construct or prepare for its intended use. We begin capitalizing borrowing costs when there are general or specific borrowings, expenditures are incurred, and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

We discontinue the capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. In addition, we cease capitalization of borrowing costs when there is suspension of activities to prepare an asset for its intended use or sale. Capitalization recommences when the activities are restarted. Capitalized borrowing costs are amortized over the useful life of the related asset.

Leased assets

Leased assets from which we receive substantially all of the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet. We review arrangements entered into during the year to assess if the arrangements are, or contain, leases that should be accounted for as such.

Assets under operating leases are not capitalized, and rental payments are expensed based on the terms of the lease.

Goodwill

We allocate goodwill arising from business combinations to each CGU or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

Income Taxes

Taxes, comprising both income taxes and resource taxes, are accounted for as income taxes under IAS 12, Income Taxes and are recognized in the statement of income, except where they relate to items recognized in other comprehensive income (loss) or directly in equity, in which case the related taxes are recognized in other comprehensive income (loss) or equity.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted or substantively enacted less amounts paid or received on account.

Deferred tax assets and liabilities are recognized based on temporary differences (the difference between the tax and accounting values of assets and liabilities) and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of changes in tax legislation, including changes in tax rates, is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities in a particular jurisdiction will be available, against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled without affecting our operations or business, and it is probable that the temporary differences will not reverse in the foreseeable future.

3.	Summary of Significant Accounting Policies (continued)

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction, other than in a business combination, which will affect neither accounting profit nor taxable profit.

We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected health care costs and retirement dates of employees.

Vested and unvested costs arising from past service following the introduction of changes to a defined benefit plan are recognized immediately as an expense when the changes are made.

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of asset ceiling rules and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income (loss) and directly into retained earnings. Measurement of our net defined benefit asset is limited to the lower of the surplus of assets less liabilities in the defined benefit plan and the asset ceiling less liabilities in the defined benefit plan. The asset ceiling is the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan.

We apply one discount rate to the net defined benefit asset or liability for the purposes of determining the interest component of the defined benefit cost. This interest component is recorded as part of finance expense. Depending on the classification of the salary of plan members, current service costs and past service costs are included in either operating expenses or general and administration expenses.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to profit as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide health care benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. We fund these non-pension post-retirement benefits as they become due.

Termination benefits

We recognize a liability and an expense for termination benefits when we have demonstrably committed to terminate employees. We are demonstrably committed to a termination when, and only when, there is a formal plan for the termination with no realistic possibility of withdrawal. The plan should include, at a minimum, the location, function and approximate number of employees whose services are to be terminated, the termination benefits for each job classification or function, and the time at which the plan will be implemented without significant changes.

3.	Summary of Significant Accounting Policies (continued)

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and charged to other operating income (expense) over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to other operating income (expense) over the period from the grant date to the date they are eligible for retirement.

Share-based payment expense relating to cash-settled awards, including deferred, restricted and performance share units, is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. Performance share units (PSUs) have an additional vesting factor determined by our total shareholder return in comparison to a group of specified companies. PSUs issued in 2017 and onwards and performance deferred share units (PDSUs) also have a vesting factor determined by the ratio of the change in our earnings before interest, taxes, depreciation and amortization (EBITDA) over the life of the share unit to the change in a specified weighted commodity price index. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price as well as changes to the above-noted vesting factors, as applicable.

Share Repurchases

Where we repurchase any of our equity share capital, the excess of the consideration paid over book value is deducted from retained earnings.

Provisions

Decommissioning and restoration provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit-adjusted risk-free rate. This decommissioning and restoration provision is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit. This unwinding of the discount is charged to finance expense in the statement of income.

The amount of the decommissioning and restoration provision initially recognized is capitalized as part of the related asset’s carrying value. The method of depreciation follows that of the underlying asset. For a closed site or where the asset that generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs, and as such, the amounts are expensed through other operating income (expense). For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized asset retirement cost.

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and charged to other operating income (expense) in the period in which the event giving rise to the liability occurs. Changes in the estimated liability resulting in an adjustment to the provision are also charged to other operating income (expense) in the period in which the estimate changes.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate credit-adjusted risk-free rate.

3.	Summary of Significant Accounting Policies (continued)

Research and Development

Research costs are expensed as incurred. Development costs are only capitalized when the product or process is clearly defined; the technical feasibility has been established; the future market for the product or process is clearly defined; and we are committed, and have the resources, to complete the project.

Earnings per Share

Earnings per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year.

4.	Areas of Judgment and Estimation Uncertainty

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined below information about assumptions and other sources of estimation uncertainty as at December 31, 2018 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a)	Areas of Judgment

Assessment of Impairment Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, interest rates, inflation rates, our market capitalization, reserves and resources, mine plans and operating results.

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. At that time, we commence depreciation of the asset and cease capitalization of borrowing costs. We consider a number of factors in making the determination of when an asset is available for use including, but not limited to, design capacity of the asset, production levels achieved, capital spending remaining and commissioning status. Fort Hills produced first oil in January 2018 and were considered available for use as at June 1, 2018. When concluding that these assets were available for use at June 1, 2018, we considered whether all three secondary extraction trains were running as expected, whether the production and product quality were consistent with expectations, and the status of asset commissioning. We have included the operating results for Fort Hills in our consolidated statements of income from that date forward.

4.	Areas of Judgment and Estimation Uncertainty (continued)

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements include the provisions of output to the parties of the joint arrangements and the funding obligations. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements entered into in 2015, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyer when the contracts came into effect at Antamina and Carmen de Andacollo, respectively. Therefore, we consider these arrangements a disposition of a mineral interest.

Any gains from the sale of mineral properties are recognized in accordance with IFRS 15. For both streaming transactions, the total transaction price less costs was allocated to the identified performance obligations based on their estimated stand-alone selling prices. The performance obligations include the interest in the reserves and resources of the operation, mining, refining and delivery services. The allocation involved the use of a variety of estimates in a discounted cash flow model to estimate the stand-alone selling price of the mineral interest. The significant estimates included expected commodity prices, production costs, discount rates and mine plans. A residual value approach was used to estimate the selling prices of mining services.

4.	Areas of Judgment and Estimation Uncertainty (continued)

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contract was executed. At that time, we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources. The allocation of proceeds under IFRS 15 resulted in a net gain allocated to the reserves and resources for the Antamina silver stream transaction. This resulted in an IFRS 15 transition pre-tax adjustment of $755 million to retained earnings, as the amount was previously recorded as deferred consideration (Note 32). There was no net gain or loss adjustment on application of IFRS 15 to the Carmen de Andacollo gold stream.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse, particularly in regard to the utilization of tax loss carryforwards. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

b)	Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally with assistance from third-party advisors when required. When market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine plans, operating costs, capital expenditures, discount rates, foreign exchange rates and inflation rates. Note 8 outlines the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income and the resulting carrying values of assets.

Estimated Recoverable Reserves and Resources

Mineral and oil reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects and National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities. Assumptions used include production costs, mining and processing recoveries, cut-off grades, marketing and sales, long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on pre-feasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, or qualified reserves evaluators, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs, and recoveries, among other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs, in performing impairment testing, and in forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could affect the carrying value of assets, depreciation and impairment charges recorded in the statement of income and the carrying value of the decommissioning and restoration provision.

4.	Areas of Judgment and Estimation Uncertainty (continued)

Decommissioning and Restoration Provisions

The decommissioning and restoration provision (DRP) is based on future cost estimates using information available at the balance sheet date (Note 22(a)). The DRP represents the present value of estimated costs of future decommissioning and other site restoration activities. The DRP is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. The DRP requires other significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements, and the final determination of actual amounts may not be completed for a number of years. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

5.	Transactions

a)	Quebrada Blanca

In April of 2018, we acquired an additional 13.5% interest in QBSA through the purchase of Inversiones Mineras S.A. (IMSA), a private Chilean company. This acquisition brought our interest in QBSA from 76.5% to 90%.

The purchase price consisted of US$53 million paid in cash on closing, an additional US$60 million paid in 2018 on the issuance of the major approval of the social and environmental impact assessment for the Quebrada Blanca Phase 2 copper development project (QB2) and a further US$50 million payable within 30 days of the commencement of commercial production at QB2. Additional amounts may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024, or up to a lesser maximum in certain circumstances thereafter.

This transaction is considered a change in the ownership of a subsidiary that we control and accordingly, we accounted for this as an equity transaction. At the acquisition date, we recorded a cash payment of $67 million and liabilities for the estimated fair value of amounts due in the future, which are recorded in provisions and other liabilities on the balance sheet. The total fair value of $175 million was recorded as a reduction in non-controlling interests and equity attributable to shareholders of $16 million and $159 million, respectively, as at December 31, 2018.

In December of 2018, we announced a transaction for Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as Sumitomo) to subscribe for a 30% indirect interest in QBSA, which owns QB2. Upon closing, Teck and Sumitomo will have an indirect ownership interest in QBSA of 60% and 30%, respectively, and Empresa Nacional de Minería (ENAMI) will continue to have a 10% direct ownership interest in QBSA. ENAMI, a Chilean State agency, holds a preference share interest in QBSA, which does not require ENAMI to fund capital spending. Closing of the transaction is subject to customary conditions precedent, including receipt of necessary regulatory approvals, and is expected to occur before the end of March 2019.

We analyzed the implied fair value that can be derived from this announced market transaction as part of our impairment testing for the Quebrada Blanca CGU (Note 8(b)).

5.	Transactions (continued)

b)	Waneta Dam Sale

During 2018, the transaction for the sale of our two-thirds interest in the Waneta Dam and related transmission assets to BC Hydro closed. The Waneta Dam and related transmission assets were previously classified as assets held for sale of $350 million on our consolidated balance sheet as at December 31, 2017. As part of the sale, we entered into a 20-year arrangement to purchase power for our Trail Operations, with an option to extend the arrangement for a further 10 years on comparable terms. We recognized this transaction as a disposition of the Waneta Dam and related transmission assets and recorded a pre-tax gain, net of transaction costs, of $888 million (after-tax $812 million) based on proceeds of $1.203 billion. The gain is recorded in other operating income (expense) (Note 9). The power supply arrangement is accounted for as an ongoing cost to operate and is recorded in cost of sales.

6.	Revenues

a)	Total Revenues by Major Product Type and Business Unit

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 27) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenues are accounted for at current market prices as if the sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	2018
	Steelmaking Coal	Copper	Zinc	Energy[1]	Total
Steelmaking coal	$6,349	$—	$—	$—	$6,349
Copper	—	2,242	—	—	2,242
Zinc	—	279	2,701	—	2,980
Blended bitumen	—	—	—	407	407
Silver	—	18	306	—	324
Lead	—	—	419	—	419
Other	—	175	318	—	493
Intra-segment	—	—	(650)	—	(650)

	$6,349	$2,714	$3,094	$407	$12,564

(CAD$ in millions)	2017 (restated)
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$6,014	$—	$—	$—	$6,014
Copper	—	2,022	—	—	2,022
Zinc	—	252	2,673	—	2,925
Silver	—	16	556	—	572
Lead	—	—	570	—	570
Other	—	110	332	—	442
Intra-segment	—	—	(635)	—	(635)

	$6,014	$2,400	$3,496	$—	$11,910

Note:

1)	Includes revenue for Fort Hills from June 1, 2018 (Note 4(a)).

6.	Revenues (continued)

b)	Total Revenues by Regions

The following table shows our revenue disaggregated by geographical region. Revenues are attributed to regions based on the destination port or delivery location as designated by the customer. The 2018 results include revenue for Fort Hills from June 1, 2018.

	2018	2017
(CAD$ in millions)		(restated)
Asia
China	$2,060	$2,079
Japan	1,880	1,872
South Korea	1,515	1,352
India	981	761
Other	1,207	951
Americas
United States	1,609	1,357
Canada	932	920
Latin America	297	407
Europe
Germany	561	578
Finland	242	284
Netherlands	240	215
Other	1,040	1,134

	$12,564	$11,910

7.	Expenses by Nature

	2018	2017
(CAD$ in millions)		(restated)
Employment-related costs:
Wages and salaries	$1,005	$899
Employee benefits and other wage-related costs	247	236
Bonus payments	191	192
Post-employment benefits and pension costs	112	122

	1,555	1,449
Transportation	1,408	1,245
Depreciation and amortization	1,483	1,492
Raw material purchases	914	824
Fuel and energy	830	657
Operating supplies consumed	640	569
Maintenance and repair supplies	775	698
Contractors and consultants	738	570
Overhead costs	365	287
Royalties	370	453
Other operating costs	15	9

	9,093	8,253
Less:
Capitalized production stripping costs	(707)	(678)
Change in inventory	(197)	(3)

Total cost of sales, general and administration, exploration and research and development expenses	$8,189	$7,572

Approximately 26% (2017 – 29%) of our costs are incurred at our foreign operations where the functional currency is the U.S. dollar.

8.	Asset and Goodwill Impairment Testing

a)	Impairment Reversal and Asset Impairments

The following pre-tax impairment reversal and (asset impairments) were recorded in the statement of income:

Impairment Reversal and (Asset Impairments)

(CAD$ in millions)	2018	2017
Steelmaking coal CGU	$—	$207
Other	(41)	(44)

Total	$(41)	$163

Steelmaking Coal CGU

We did not identify any asset impairment or impairment reversal indicators for our steelmaking coal CGU during 2018. The results of our annual goodwill impairment testing for our steelmaking coal CGU as at October 31, 2018 are outlined in Note 8(b).

8.	Asset and Goodwill Impairment Testing (continued)

As at December 31, 2017, we recorded a pre-tax impairment reversal of $207 million (after-tax $131 million) related to one of the mines in our steelmaking coal business unit. The estimated post-tax recoverable amount of this mine was significantly higher than the carrying value. This impairment reversal arose as a result of changes in short-term and long-term market participant price expectations for steelmaking coal and expected future operating cost estimates included in our annual goodwill impairment testing performed in 2017. The impairment reversal affected the profit (loss) of our steelmaking coal operating segment (Note 27).

Other

During the year ended December 31, 2018, we recorded asset impairments of $41 million, of which $31 million is related to capitalized exploration expenditures that are not expected to be recovered and $10 million ($44 million – 2017) is related to Quebrada Blanca assets that will not be recovered through use.

b)	Annual Goodwill Impairment Testing

The allocation of goodwill to CGUs or groups of CGUs reflects how goodwill is monitored for internal management purposes. Our Quebrada Blanca CGU and steelmaking coal CGU have goodwill allocated to them (Note 17). The Quebrada Blanca CGU primarily relates to assets of QB2.

We performed our annual goodwill impairment testing at October 31, 2018 and did not identify any goodwill impairment losses.

Cash flow projections are based on expected mine life. For our steelmaking coal operations, the cash flows cover periods of 9 to 51 years, with a steady state thereafter until reserves and resources are exhausted. For Quebrada Blanca, the cash flow covers 31 years, with our estimate of cash flows thereafter until reserves and resources are exhausted.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time as the cash flows are significantly affected by the key assumptions described below in Note 8(c).

Sensitivity Analysis

Our annual goodwill impairment test carried out at October 31, 2018 resulted in the recoverable amount of our steelmaking coal CGU exceeding its carrying value by approximately $6.7 billion. The recoverable amount of our steelmaking coal CGU is most sensitive to the long-term Canadian dollar steelmaking coal price assumption. In isolation, a 15% decrease in the long-term Canadian dollar steelmaking coal price would result in the recoverable amount of the steelmaking coal CGU being equal to the carrying value.

Our annual goodwill impairment test for the Quebrada Blanca CGU carried out at October 31, 2018 resulted in a recoverable amount that exceeded the carrying value and no goodwill impairment losses were identified. Subsequent to our annual goodwill impairment test, Teck announced the QB2 partnering transaction (Note 5(a)). We compared the implied fair value that can be derived from the announced market transaction to the carrying value for our Quebrada Blanca CGU and concluded that the fair value exceeded our carrying value, including goodwill. In deriving a fair value for QBSA relative to the interest subscribed for by Sumitomo, we adjusted the transaction value to reflect the additional value attributed to a controlling interest.

8.	Asset and Goodwill Impairment Testing (continued)

c)	Key Assumptions

The following are the key assumptions used in our impairment testing calculations during the years ended December 31, 2018 and 2017:

	2018	2017

Steelmaking coal prices	Current price used in initial year, decreased to a long-term price in 2023 of US$150 per tonne	Current price used in initial year, decreased to a long-term price in 2022 of US$140 per tonne

Copper prices	Current price used in initial year, increased to a long-term price in 2023 of US$3.00 per pound	Current price used in initial year, decreased to a long-term price in 2022 of US$3.00 per pound

Discount rate	6.0%	5.9%

Long-term foreign exchange rate	1 U.S. to 1.25 Canadian dollars	1 U.S. to 1.25 Canadian dollars

Inflation rate	2%	2%

Commodity Prices

Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on a mining weighted average cost of capital for all mining operations. For the year ended December 31, 2018, we used a discount rate of 6.0% real, 8.1% nominal post-tax (2017 – 5.9% real, 8.0% nominal post-tax) for mining operations and goodwill.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants. Long-term foreign exchange assumptions are from year 2023 onwards for analysis performed in the year ended December 31, 2018 and are from year 2022 onwards for analysis performed in the year ended December 31, 2017.

Inflation Rates

Inflation rates are based on average historical inflation for the location of each operation and long-term government targets.

Reserves and Resources

Future mineral production is included in projected cash flows based on mineral reserve and resource estimates and on exploration and evaluation work undertaken by appropriately qualified persons.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are continuously subjected to ongoing optimization and review by management.

8.	Asset and Goodwill Impairment Testing (continued)

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGUs on a fair value less costs of disposal (FVLCD) basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value-in-use methodology would result in a higher recoverable amount. For the asset impairment, impairment reversal and goodwill impairment analyses performed in 2018 and 2017 (Note 8(a)), we have applied the FVLCD basis. These estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 29).

9.	Other Operating Income (Expense)

(CAD$ in millions)	2018	2017
Settlement pricing adjustments (Note 28(b))	$(117)	$190
Share-based compensation	(59)	(125)
Environmental and care and maintenance costs	(31)	(186)
Social responsibility and donations	(18)	(7)
Gain (loss) on sale of assets	(3)	35
Commodity derivatives	(36)	12
Take or pay contract costs	(106)	(81)
Waneta Dam sale (a)	888	(28)
Other	(68)	(40)

	$450	$(230)

a)	The 2018 amount relates to the pre-tax gain from the Waneta Dam sale (Note 5(b)). The 2017 amount relates to the break fee on that sale paid to Fortis Inc.

10.	Finance Income and Finance Expense

(CAD$ in millions)	2018	2017
Finance income
Investment income	$33	$17

Total finance income	$33	$17

Finance expense
Debt interest	$338	$385
Finance lease interest	24	2
Letters of credit and standby fees	65	76
Net interest expense on retirement benefit plans	6	12
Accretion on decommissioning and restoration provisions (Note 22(a))	101	81
Other	11	6

	545	562
Less capitalized borrowing costs (Note 16(c))	(293)	(333)

Total finance expense	$252	$229

11.	Non-Operating Income (Expense)

(CAD$ in millions)	2018	2017
Foreign exchange gains	$16	$5
Gain (loss) on debt prepayment options (Note 28(b))	(42)	51
Gain on sale of investments	—	9
Loss on debt repurchases (Note 19(a) and Note 19(b))	(26)	(216)

	$(52)	$(151)

12.	Supplemental Cash Flow Information

(CAD$ in millions)	December 31, 2018	December 31, 2017
Cash and cash equivalents
Cash	$438	$230
Investments with maturities from the date of acquisition of three months or less	1,296	722

	$1,734	$952

	2018	2017
(CAD$ in millions)		(restated)
Net change in non-cash working capital items
Trade and settlements receivables	$282	$(44)
Prepaids and other current assets	(26)	(145)
Inventories	(338)	(27)
Trade accounts payable and other liabilities	53	385

	$(29)	$169

13.	Inventories

	December 31, 2018	December 31, 2017
(CAD$ in millions)		(restated)
Supplies	$693	$563
Raw materials	300	223
Work in process	595	529
Finished products	539	462

	2,127	1,777
Less long-term portion (Note 14)	(62)	(108)

	$2,065	$1,669

Cost of sales of $7.9 billion (2017 – $7.3 billion) include $7.3 billion (2017 – $6.6 billion) of inventories recognized as an expense during the year.

Total inventories held at net realizable value amounted to $172 million at December 31, 2018 (December 31, 2017 – $17 million). Total inventory write-downs in 2018 were $82 million (2017 – $20 million) and were included as part of cost of sales. Total reversals of inventory write-downs previously recorded was nil in 2018 (2017 – $30 million).

13.	Inventories (continued)

Long-term inventories consist of ore stockpiles and other in-process materials that are not expected to be processed within one year.

14.	Financial and Other Assets

(CAD$ in millions)	December 31, 2018	December 31, 2017
Long-term receivables and deposits	$220	$209
Marketable equity and debt securities carried at fair value	167	156
Debt prepayment options (Note 28(c))	73	108
Pension plans in a net asset position (Note 21(a))	254	339
Long-term portion of inventories (Note 13)	62	108
Intangibles	80	76
Other	51	55

	$907	$1,051

15.	Investments in Associates and Joint Ventures

(CAD$ in millions)	NuevaUnión	Other	Total
At January 1, 2017	$946	$66	$1,012
Contributions	43	4	47
Changes in foreign exchange rates	(64)	1	(63)
Share of income	4	2	6
Share of other comprehensive loss	—	(1)	(1)
Acquisition of AQM Copper Inc.	—	(58)	(58)

At December 31, 2017	$929	$14	$943
Contributions	48	—	48
Changes in foreign exchange rates	83	—	83
Share of loss	(2)	(1)	(3)
At December 31, 2018	$1,058	$13	$1,071

16.	Property, Plant and Equipment

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In Progress	Total
At December 31, 2016
Cost	$1,613	$18,667	$13,517	$4,269	$3,907	$41,973
Accumulated depreciation	—	(5,105)	(7,165)	(2,108)	—	(14,378)

Net book value	$1,613	$13,562	$6,352	$2,161	$3,907	$27,595

Year ended December 31, 2017
Opening net book value	$1,613	$13,562	$6,352	$2,161	$3,907	$27,595
Additions	171	174	562	742	1,284	2,933
Disposals	—	—	(67)	—	—	(67)
Impairment reversal and (asset impairments) (Note 8)	—	207	(44)	—	—	163
Depreciation and amortization	—	(368)	(640)	(566)	—	(1,574)
Transfers between classifications	—	(8)	104	—	(96)	—
Decommissioning and restoration provision change in estimate	—	501	24	—	—	525
Capitalized borrowing costs	—	102	—	—	231	333
Reclassification of Waneta Dam to assets held for sale and other	—	40	(394)	—	—	(354)
Changes in foreign exchange rates	(10)	(240)	(155)	(39)	(65)	(509)

Closing net book value	$1,774	$13,970	$5,742	$2,298	$5,261	$29,045

At December 31, 2017
Cost	$1,774	$19,329	$12,948	$4,561	$5,261	$43,873
Accumulated depreciation	—	(5,359)	(7,206)	(2,263)	—	(14,828)

Net book value	$1,774	$13,970	$5,742	$2,298	$5,261	$29,045

Year ended December 31, 2018
Opening net book value	$1,774	$13,970	$5,742	$2,298	$5,261	$29,045
Additions	144	86	710	761	1,135	2,836
Disposals	—	—	(12)	—	—	(12)
Asset impairments (Note 8)	(31)	(6)	(4)	—	—	(41)
Depreciation and amortization	—	(372)	(595)	(543)	—	(1,510)
Transfers between classifications	—	1,050	3,307	—	(4,357)	—
Decommissioning and restoration provision change in estimate	—	(250)	(29)	—	—	(279)
Capitalized borrowing costs	—	108	—	—	185	293
Other	—	(2)	56	—	—	54
Changes in foreign exchange rates	21	290	182	50	121	664

Closing net book value	$1,908	$14,874	$9,357	$2,566	$2,345	$31,050

At December 31, 2018
Cost	$1,908	$20,613	$17,452	$5,435	$2,345	$47,753
Accumulated depreciation	—	(5,739)	(8,095)	(2,869)	—	(16,703)

Net book value	$1,908	$14,874	$9,357	$2,566	$2,345	$31,050

16.	Property, Plant and Equipment (continued)

a)	Exploration and Evaluation

Significant exploration and evaluation projects in property, plant and equipment include primarily Galore Creek and non-Fort Hills oil sands properties in Alberta.

b)	Finance Leases

The net carrying value of property, plant and equipment held under finance leases (Note 19(c)) at December 31, 2018 is $613 million (2017 – $406 million), of which $504 million (2017 – $192 million) is included in land, buildings, plant and equipment. During the year ended December 31, 2018, our share of the pipeline leases of Fort Hills were transferred from construction in progress to land, buildings, plant and equipment. Ownership of leased assets remains with the lessor.

c)	Borrowing Costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate on the project-specific debt, as applicable. These projects are shown as part of mineral properties and leases, land, buildings, plant and equipment, or construction in progress. Our weighted average borrowing rate used for capitalization of borrowing costs in 2018 was 5.9% (2017 – 5.8%).

17.	Goodwill

(CAD$ in millions)	Steelmaking Coal Operations	Quebrada Blanca	Total
January 1, 2017	$702	$412	$1,114
Changes in foreign exchange rates	—	(27)	(27)

December 31, 2017	$702	$385	$1,087
Changes in foreign exchange rates	—	34	34

December 31, 2018	$702	$419	$1,121

The results of our annual goodwill impairment analysis and key assumptions used in the analysis are outlined in Notes 8(b) and 8(c).

18.	Trade Accounts Payable and Other Liabilities

	December 31, 2018	December 31, 2017	January 1, 2017
(CAD$ in millions)		(restated)	(restated)
Trade accounts payable and accruals	$1,185	$1,111	$943
Capital project accruals	201	149	142
Payroll-related liabilities	361	420	252
Accrued interest	102	120	148
Commercial and government royalties	211	296	246
Customer deposits	67	19	18
Current portion of provisions (Note 22(a))	155	133	71
Settlement payables (Note 28(b))	45	39	43
Other	6	3	7

	$2,333	$2,290	$1,870

19.	Debt

($ in millions)	December 31, 2018			December 31, 2017
	Face	Carrying	Fair	Face	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	(US$)	(CAD$)	(CAD$)	(US$)	(CAD$)	(CAD$)
2.5% notes due February 2018	$–	$–	$–	$22	$28	$28
4.5% notes due January 2021 (a)(b)	117	159	159	220	274	285
4.75% notes due January 2022 (a)(b)	202	275	275	672	841	884
3.75% notes due February 2023 (a)(b)	220	295	286	646	804	818
8.5% notes due June 2024	600	819	883	600	753	853
6.125% notes due October 2035	609	818	802	609	751	865
6.0% notes due August 2040	490	666	621	491	613	686
6.25% notes due July 2041	795	1,072	1,031	795	986	1,144
5.2% notes due March 2042	399	537	465	399	494	502
5.4% notes due February 2043	377	509	449	377	468	481

	3,809	5,150	4,971	4,831	6,012	6,546
Antamina term loan due April 2020	23	31	31	23	28	28
Finance lease liabilities (c)	248	338	338	250	313	313
Other	—	—	—	13	16	16

	4,080	5,519	5,340	5,117	6,369	6,903
Less current portion of debt	(24)	(32)	(32)	(45)	(55)	(55)

	$4,056	$5,487	$5,308	$5,072	$6,314	$6,848

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 29).

The 2024 notes include a prepayment option that is considered to be an embedded derivative (Note 28(c)).

a)	Debt Transactions – 2018

During the year ended December 31, 2018, we purchased US$1 billion aggregate principal amount of certain of our outstanding notes pursuant to cash tender offers. The principal amount of notes purchased was US$103 million of 4.5% notes due 2021, US$471 million of 4.75% notes due 2022, and US$426 million of 3.75% notes due 2023. The total cost of the purchases, which were funded from cash on hand, including the premiums, was US$1.01 billion. We recorded an expense of $26 million in non-operating income (expense) (Note 11) in connection with these purchases.

b)	Debt Transactions – 2017

During the year ended December 31, 2017, we purchased US$1.26 billion aggregate principal amount of our outstanding notes pursuant to cash tender offers, make-whole redemptions and open-market purchases. The principal amount of notes purchased was US$278 million of 3.00% notes due 2019, US$280 million of 4.50% notes due January 2021, US$650 million of 8.00% notes due June 2021 (June 2021 notes), US$28 million of 4.75% notes due 2022 and US$24 million of 3.75% notes due 2023. The total cost of the purchases, which was funded from cash on hand, including the premiums, was US$1.36 billion. We recorded an expense of $216 million in non-operating income (expense) (Note 11) in connection with these purchases for the year ended December 31, 2017. The accounting charge of $216 million included $75 million relating to the write-off of the prepayment option recorded in other assets for the June 2021 notes (Note 28(c)).

19.	Debt (continued)

c)	Finance Lease Liabilities

As at December 31, 2018, the carrying amount of assets under finance leases was $613 million (2017 – $406 million) (Note 16(b)) and the corresponding finance lease liabilities were $338 million (2017 – $313 million).

Minimum lease payments in respect of finance lease liabilities and the effect of discounting are as follows:

(CAD$ in millions)	December 31, 2018	December 31, 2017
Undiscounted minimum finance lease payments:
Less than one year	$50	$51
One to five years	147	134
Thereafter	556	554

	753	739
Effect of discounting	(415)	(426)

Present value of minimum finance lease payments – total finance lease liabilities	338	313
Less current portion	(32)	(27)

Long-term finance lease liabilities	$306	$286

The present value of finance lease liabilities and their expected timing of payment are as follows:

(CAD$ in millions)	December 31, 2018	December 31, 2017
Less than one year	$46	$48
One to five years	114	106
Thereafter	178	159

Total	$338	$313

Fort Hills entered into a service agreement in 2017 with TransCanada Corp. for the operation of the Northern Courier Pipeline to transport bitumen between Fort Hills and Fort McMurray, Alberta, for a period of 25 years with an option to renew for four additional five-year periods. As at December 31, 2018, our share of the related lease liability was $207 million (2017 – $229 million).

d)	Optional Redemptions

All of our outstanding notes, except the 2024 notes, are redeemable at any time by repaying the greater of the principal amount and the present value of the sum of the remaining scheduled principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread, plus, in each case, accrued interest to, but not including, the date of redemption. In addition, the 2023, 2042 and 2043 notes issued in 2012 are callable at 100% (plus accrued interest to, but not including, the date of redemption) at any time on or after November 1, 2022, September 1, 2041, and August 1, 2042, respectively. The 2022 and 2041 notes issued in 2011 are callable at 100% at any time on or after October 15, 2021, and January 15, 2041, respectively. The January 2021 notes are callable at 100% on or after October 15, 2020, and the 2040 notes are callable at 100% on or after February 15, 2040. The 2024 notes issued in 2016 are callable on or after June 1, 2019 at predefined prices based on the date of redemption. Prior to June 1, 2019, the 2024 notes can be redeemed in whole or in part, at a redemption price equal to the principal amount plus accrued interest to, but not including, the date of redemption and a make-whole call premium.

19.	Debt (continued)

e)	Revolving Facilities

On November 23, 2018, we completed several amendments to our two committed revolving credit facilities. The size of our US$3.0 billion facility was increased to US$4.0 billion and its maturity was extended to November 2023. The size of our US$1.2 billion facility was reduced to US$600 million and its maturity was extended to November 2021. In addition, guarantees from material subsidiaries of our obligations under the facilities were released.

At December 31, 2018, the US$4.0 billion facility maturing November 2023 was undrawn and the US$600 million facility maturing November 2021 had an aggregate of US$573 million in outstanding letters of credit drawn against it.

Any amounts drawn under the committed revolving credit facilities can be repaid at any time and are due in full at maturity. Amounts outstanding under these facilities bear interest at LIBOR plus an applicable margin based on credit ratings. Both facilities require that our net debt-to-capitalization ratio, which was 0.13 to 1.0 at December 31, 2018, not exceed 0.55 to 1.0.

When our credit ratings are below investment grade, we are required to satisfy financial security requirements under power purchase agreements at Quebrada Blanca and transportation, tank storage and pipeline capacity agreements for our interest in Fort Hills. At December 31, 2018, we had an aggregate of US$822 million in letters of credit outstanding for these security requirements. These letters of credit will be terminated if and when we regain investment grade ratings and for the power purchase agreements will also be reduced, if, and when, certain project milestones are reached.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2018, we were party to various uncommitted credit facilities providing for a total of $2.15 billion of capacity, and the aggregate outstanding letters of credit issued thereunder were $1.82 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $369 million outstanding at December 31, 2018, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $350 million in surety bonds outstanding at December 31, 2018, to support current and future reclamation obligations.

f)	Scheduled Principal Payments

At December 31, 2018, the scheduled principal payments excluding finance lease liabilities (c), during the next five years and thereafter are as follows:

($ in millions)	US$	CAD$ Equivalent
2019	$—	$—
2020	23	31
2021	117	159
2022	202	275
2023	220	300
Thereafter	3,270	4,462

	$3,832	$5,227

19.	Debt (continued)

g)	Debt Continuity

($ in millions)	US$		CAD$ Equivalent
	2018	2017	2018	2017
As at January 1	$5,077	$6,213	$6,369	$8,343
Cash flows
Scheduled debt repayments	(22)	(49)	(28)	(64)
Debt repurchases	(1,015)	(1,356)	(1,328)	(1,831)
Finance lease payments (c)	(42)	(26)	(54)	(34)
Non-cash changes
Loss on debt repurchases (a)(b)	20	105	26	141
Changes in foreign exchange rates	(20)	—	472	(424)
Finance lease liabilities (c)	60	187	78	234
Finance fees and discount amortization	—	3	1	4
Other	(12)	—	(17)	—

As at December 31	$4,046	$5,077	$5,519	$6,369

20.	Income Taxes

a)	Provision for Income Taxes

	2018	2017
(CAD$ in millions)		(restated)
Current
Current taxes on profits for the year	$697	$1,009
Adjustments for current taxes of prior periods	(6)	(15)

Total current taxes	$691	$994

Deferred
Origination and reversal of temporary differences	$686	$436
Adjustments to deferred taxes of prior periods	(16)	23
Tax losses not recognized (recognition of previously unrecognized losses)	4	(9)
Effect due to tax legislative changes	—	(19)

Total deferred taxes	$674	$431

	$1,365	$1,425

20.	Income Taxes (continued)

b)	Reconciliation of income taxes calculated at the Canadian statutory income tax rate to the actual provision for income taxes is as follows:

	2018	2017
(CAD$ in millions)		(restated)
Tax expense at the Canadian statutory income tax rate of 27% (2017 – 26.10%)	$1,217	$1,021
Tax effect of:
Resource taxes	360	368
Resource and depletion allowances	(80)	(127)
Non-temporary differences including one-half of capital gains and losses	(157)	14
Tax pools not recognized (recognition of previously unrecognized tax pools)	4	(9)
Effect due to tax legislative changes	—	(13)
Withholding taxes	47	57
Difference in tax rates in foreign jurisdictions	2	129
Revisions to prior year estimates	(21)	12
Other	(7)	(27)

	$1,365	$1,425

c)	The amount of deferred tax expense charged (credited) to the income statement is as follows:

	2018	2017
(CAD$ in millions)		(restated)
Net operating loss carryforwards	$234	$127
Capital allowances in excess of depreciation	(92)	775
Decommissioning and restoration provisions	264	(393)
U.S. alternative minimum tax credits	105	(31)
Unrealized foreign exchange losses	(11)	89
Withholding taxes	25	(10)
Inventories	32	(12)
Other temporary differences	117	(114)

	$674	$431

20.	Income Taxes (continued)

d)	Temporary differences giving rise to deferred income tax assets and liabilities are as follows:

	December 31, 2018	December 31, 2017	January 1, 2017
(CAD$ in millions)		(restated)	(restated)
Net operating loss carryforwards	$139	$58	$32
Property, plant and equipment	(130)	(189)	35
Decommissioning and restoration provisions	94	78	—
U.S. alternative minimum tax credits	—	143	—
Other temporary differences	57	64	45

Deferred income tax assets	$160	$154	$112

Net operating loss carryforwards	$(750)	$(1,065)	$(1,218)
Property, plant and equipment	7,422	7,390	6,881
Decommissioning and restoration provisions	(474)	(754)	(439)
U.S. alternative minimum tax credits	(38)	—	(112)
Unrealized foreign exchange	(146)	(135)	(224)
Withholding taxes	104	79	89
Inventories	97	65	77
Other temporary differences	116	(1)	32

Deferred income tax liabilities	$6,331	$5,579	$5,086

e)	The movement in the net deferred income taxes account is as follows:

	2018	2017
(CAD$ in millions)		(restated)
As at January 1	$5,425	$4,974
Income statement change	674	431
Tax charge relating to components of other comprehensive income	(47)	90
Foreign exchange and other differences	119	(70)

As at December 31	$6,171	$5,425

f)	Deferred Tax Liabilities Not Recognized

Deferred tax liabilities of approximately $745 million (2017 – $694 million) have not been recognized on the unremitted foreign earnings associated with investments in subsidiaries and interests in joint arrangements where we are in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

g)	Loss Carryforwards and Canadian Development Expenses

At December 31, 2018, we had $2.91 billion of Canadian federal net operating loss carryforwards (2017 – $3.63 billion). These loss carryforwards expire at various dates between 2029 and 2038. We have $685 million of cumulative Canadian development expenses at December 31, 2018 (2017 – $981 million), which are deductible for income tax purposes on a declining balance basis at a maximum rate of 30% per year. The deferred tax benefits of these pools have been recognized. In addition, we have $106 million (2017 – $104 million) of Canadian federal and provincial investment tax credits that expire at various dates between 2022 and 2038.

20.	Income Taxes (continued)

h)	Deferred Tax Assets Not Recognized

We have not recognized $239 million (2017 – $231 million) of deferred tax assets associated with unused tax credits and tax pools in entities and jurisdictions that do not have established sources of taxable income.

i)	Scope of Antamina’s Peruvian Tax Stability Agreement

Subsequent to year end, the Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT), issued an income tax assessment to Antamina (our joint operation in which we own a 22.5% share) denying its accelerated depreciation allowance on costs incurred in 2013 related to the expansion of the Antamina mine, as provided under Antamina’s tax stability agreement. If the assessment is sustained, our indirect share of the current tax debt that Antamina may have to pay, including interest and penalties, is estimated to be approximately $40 million (US$30 million). However, since these items are mainly a matter of timing rather than the ultimate liability, the resulting charge to our earnings would be approximately $20 million (US$15 million) consisting of interest and penalties. If SUNAT’s view on the scope of the tax stability agreement were sustained and extended to 2015 (being the last year of tax stability), our indirect share of the tax debt that Antamina may have to pay, including interest and penalties, could reach about $125 million (US$94 million) and the charge to our earnings could reach about $60 million (US$45 million). Based on opinions from Peruvian counsel, we believe that Antamina’s original filing positions will ultimately prevail and Antamina will appeal the 2013 income tax assessment in due course. As a result, we have not provided for this matter in our financial statements as at December 31, 2018.

21.	Retirement Benefit Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year earned by employees.

We have multiple defined benefit pension plans registered in various jurisdictions that provide benefits based principally on employees’ years of service and average annual remuneration. These plans are only available to certain qualifying employees, and some are now closed to additional members. The plans are “flat-benefit” or “final-pay” plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in either Canada or the United States. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. Actuarial deficits are funded in accordance with minimum funding regulations in each applicable jurisdiction. All of our defined benefit pension plans were actuarially valued within the past three years. While the majority of benefit payments are made from registered held-in-trust funds, there are also several unregistered and unfunded plans where benefit payment obligations are met as they fall due.

We also have several post-retirement benefit plans that provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded, and we meet benefit obligations as they come due.

21.	Retirement Benefit Plans (continued)

a)	Actuarial Valuation of Plans

(CAD$ in millions)	2018		2017
	Defined	Non-Pension	Defined	Non-Pension
	Benefit	Post-	Benefit	Post-
	Pension	Retirement	Pension	Retirement
	Plans	Benefit Plans	Plans	Benefit Plans
Defined benefit obligation
Balance at beginning of year	$2,224	$455	$2,106	$538
Current service cost	50	19	48	24
Past service costs arising from plan improvements	—	—	10	—
Benefits paid	(139)	(19)	(153)	(23)
Interest expense	73	17	79	22
Obligation experience adjustments	26	(30)	27	(22)
Effect from change in financial assumptions	(127)	(35)	119	25
Effect from change in demographic assumptions	4	(20)	—	(104)
Changes in foreign exchange rates	14	5	(12)	(5)

Balance at end of year	2,125	392	2,224	455
Fair value of plan assets
Fair value at beginning of year	2,510	—	2,342	—
Interest income	82	—	88	—
Return on plan assets, excluding amounts included in interest income	(84)	—	212	—
Benefits paid	(139)	(19)	(153)	(23)
Contributions by the employer	42	19	31	23
Changes in foreign exchange rates	12	—	(10)	—

Fair value at end of year	2,423	—	2,510	—

Funding surplus (deficit)	298	(392)	286	(455)

Less effect of the asset ceiling
Balance at beginning of year	44	—	58	—
Interest on asset ceiling	1	—	3	—
Change in asset ceiling	89	—	(17)	—

Balance at end of year	134	—	44	—

Net accrued retirement benefit asset (liability)	$164	$(392)	$242	$(455)

Represented by:
Pension assets (Note 14)	$254	$—	$339	$—
Accrued retirement benefit liability	(90)	(392)	(97)	(455)

Net accrued retirement benefit asset (liability)	$164	$(392)	$242	$(455)

A number of the plans have a surplus totalling $134 million at December 31, 2018 (December 31, 2017 – $44 million), which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

In 2018, we recorded a $19 million gain (2017 – $104 million) through other comprehensive income (loss) as a result of changes in assumptions related to a reduction in future Medical Services Plan premiums required for post-retirement benefit plan members in the province of British Columbia.

21.	Retirement Benefit Plans (continued)

We expect to contribute $22 million to our defined benefit pension plans in 2019 based on minimum funding requirements. The weighted average duration of the defined benefit pension obligation is 14 years and the weighted average duration of the non-pension post-retirement benefit obligation is 16 years.

Defined contribution expense for 2018 was $47 million (2017 – $44 million).

b)	Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	2018		2017
		Non-Pension		Non-Pension
	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans
Discount rate	3.78%	3.88%	3.36%	3.44%
Rate of increase in future compensation	3.25%	3.25%	3.25%	3.25%
Medical trend rate	—	5.00%	—	5.00%

c)	Sensitivity of the defined benefit obligation to changes in the weighted average assumptions:

	2018
	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 12%	Increase by 14%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 1%	Decrease by 1%

	2017
	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 15%	Increase by 17%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 2%	Decrease by 2%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as those used for calculating the defined benefit obligation recognized on our balance sheet. The methods and types of assumptions used in preparing the sensitivity analyses did not change from the prior period.

21.	Retirement Benefit Plans (continued)

d)	Mortality Assumptions

Assumptions regarding future mortality are set based on management’s best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	2018		2017
	Male	Female	Male	Female
Retiring at the end of the reporting period	85.2 years	87.7 years	85.2 years	87.6 years
Retiring 20 years after the end of the reporting period	86.3 years	88.6 years	86.3 years	88.6 years

e)	Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields, and an increase in life expectancy.

Asset volatility risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the deficit will increase. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long term.

Changes in bond yields

A decrease in bond yields increases plan liabilities, which are partially offset by an increase in the value of the plans’ bond holdings.

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans’ liabilities.

f)	Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan’s demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annualized portfolio returns over five-year periods in excess of the annualized percentage change in the Consumer Price Index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan’s funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

21.	Retirement Benefit Plans (continued)

The defined benefit pension plan assets at December 31, 2018 and 2017 are as follows:

(CAD$ in millions)	2018			2017
	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %
Equity securities	$850	$—	35%	$1,184	$—	47%
Debt securities	$1,225	$—	51%	$935	$—	37%
Real estate and other	$91	$257	14%	$74	$317	16%

22.	Provisions and Other Liabilities

(CAD$ in millions)	December 31, 2018	December 31, 2017
Provisions (a)	$1,653	$1,905
Derivative liabilities (net of current portion of $6 (2017 – $nil))	39	43
IMSA payable	58	—
Other	42	29

	$1,792	$1,977

a)	Provisions

The following table summarizes the movements in provisions for the year ended December 31, 2018:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other	Total
As at January 1, 2018	$1,844	$194	$2,038
Settled during the year	(76)	(29)	(105)
Change in discount rate	(409)	—	(409)
Change in amount and timing of cash flows	111	18	129
Accretion	101	2	103
Other	(2)	—	(2)
Changes in foreign exchange rates	45	9	54

As at December 31, 2018	1,614	194	1,808
Less current portion of provisions (Note 18)	(91)	(64)	(155)

Long-term provisions	$1,523	$130	$1,653

During the year ended December 31, 2018, we recorded $33 million (2017 – $121 million) of additional study and environmental costs arising from legal obligations through other provisions.

Decommissioning and Restoration Provisions

The decommissioning and restoration provisions represent the present value of estimated costs for required future decommissioning and other site restoration activities. The majority of the decommissioning and site restoration expenditures occur at the end of, or after, the life of the related operation. Our provision for these expenditures was $1,160 million as at December 31, 2018. After the end of the life of certain operations, water quality management costs may extend for periods in excess of 100 years. Our provision for these expenditures was $454 million as at December 31, 2018. In 2018, the decommissioning and restoration provision was calculated using nominal discount rates between 6.49% and 7.99%. We also used an inflation rate of 2.00% in our cash flow estimates. The decommissioning and restoration provision includes $249 million (2017 – $270 million) in respect of closed operations.

23.	Equity

a)	Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares (Class B shares) without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B share. In all other respects, the Class A common shares and Class B shares rank equally.

The attributes of the Class B subordinate voting shares contain so-called “coattail provisions,” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or not otherwise ultimately taken up and paid for under the Exclusionary Offer.

The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

b)	Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

	Class A	Class B
	Common	Subordinate
Shares (in 000’s)	Shares	Voting Shares
As at January 1, 2017	9,353	567,546
Class A shares conversion	(1,576)	1,576
Options exercised (c)	—	2,275
Acquired and cancelled pursuant to normal course issuer bid (h)	—	(5,891)

As at December 31, 2017	7,777	565,506
Class A shares conversion	(9)	9
Options exercised (c)	—	3,710
Acquired and cancelled pursuant to normal course issuer bid (h)	—	(6,300)

As at December 31, 2018	7,768	562,925

During the year ended December 31, 2017, 1,576,166 Class A common shares were converted into the same number of Class B subordinate voting shares. As a result of this conversion, the percentage of total votes attached to outstanding Class A common shares was reduced from 62.2% to 57.7%.

c)	Share Options

The maximum number of Class B shares issuable to full-time employees pursuant to options granted under our current stock option plan is 28 million. As at December 31, 2018, 3,443,007 share options remain available for grant. The exercise price for each option is the closing price for our Class B shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B shares.

23.	Equity (continued)

During the year ended December 31, 2018, we granted 1,575,355 Class B share options to employees. These share options have a weighted average exercise price of $37.44, vest in equal amounts over three years, and have a term of 10 years.

The weighted average fair value of Class B share options granted in the year was estimated at $11.10 per option (2017 – $8.32) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2018	2017
Weighted average exercise price	$37.44	$27.79
Dividend yield	2.67%	2.20%
Risk-free interest rate	2.06%	1.06%
Expected option life	4.2 years	4.2 years
Expected volatility	41%	42%
Forfeiture rate	0.54%	0.36%

The expected volatility is based on a statistical analysis of historical daily share prices over a period equal to the expected option life.

Outstanding share options are as follows:

	2018		2017
	Share	Weighted	Share	Weighted
	Options	Average	Options	Average
	(in 000’s)	Exercise Price	(in 000’s)	Exercise Price
Outstanding at beginning of year	22,068	$19.52	22,854	$18.38
Granted	1,575	37.44	2,011	27.79
Exercised	(3,710)	14.58	(2,275)	11.47
Forfeited	(107)	32.92	(78)	16.25
Expired	(51)	37.56	(444)	40.40

Outstanding at end of year	19,775	$21.75	22,068	$19.52

Vested and exercisable at end of year	14,036	$22.83	12,266	$24.94

The average share price during the year was $32.55 (2017 – $27.86).

Information relating to share options outstanding at December 31, 2018, is as follows:

Outstanding Share Options (in 000’s)	Exercise Price Range	Weighted Average Remaining Life of Outstanding Options (months)
6,411	$4.15 — $ 12.35	78
3,634	$12.36 — $ 20.14	71
2,218	$20.15 — $ 26.79	59
4,386	$26.80 — $ 36.85	63
3,126	$36.86 — $ 58.80	68

19,775	$4.15 — $ 58.80	70

Total share option compensation expense recognized for the year was $17 million (2017 – $17 million).

23.	Equity (continued)

d)	Deferred Share Units, Restricted Share Units, Performance Share Units and Performance Deferred Share Units

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

As of 2017, DSUs are granted to directors only. RSUs are granted to both employees and directors. PSUs and PDSUs are granted to certain officers only. DSUs entitle the holder to a cash payment equal to the closing price of one Class B subordinate voting share on the Toronto Stock Exchange on the day prior to exercise. RSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B share on the Toronto Stock Exchange over either 10 or 20 consecutive trading days prior to the payout date, depending on the date issued. PSUs granted prior to 2017 vest in a percentage of the original grant varying from 0% to 200% based on our total shareholder return ranking compared to a group of specified companies. PSUs issued in 2018 and 2017 vest in a percentage from 0% to 200% based on both relative total shareholder return and a calculation based on the change in EBITDA over the vesting period divided by the change in a weighted commodity price index. Once vested, PSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over either 10 or 20 consecutive trading days prior to vesting, depending on the date issued. Officers granted PSUs in 2018 and 2017 can elect on the grant date to receive PSUs or PDSUs, which pay out following termination of employment as described below.

RSUs, PSUs, and PDSUs vest on December 20 in the year prior to the third anniversary of the grant date. DSUs vest immediately for directors, and on the December 20 in the year prior to the third anniversary of the grant date for employees. Units vest on a pro rata basis if employees retire or are terminated without cause, and unvested units are forfeited if employees resign or are terminated with cause.

DSUs and PDSUs may be exercised on or before December 15 of the first calendar year commencing after the date on which the participant ceases to be a director or employee. RSUs and PSUs pay out on the vesting date.

Additional Units are issued to Unit holders to reflect dividends paid and other adjustments to Class B subordinate voting shares.

In 2018, we recognized compensation expense of $42 million for Units (2017 – $108 million). The total liability and intrinsic value for vested Units as at December 31, 2018 was $103 million (2017 – $185 million).

The outstanding Units are summarized in the following table:

(in 000’s)	2018		2017
	Outstanding	Vested	Outstanding	Vested
DSUs	2,644	2,644	2,648	2,423
RSUs	821	381	2,823	1,699
PSUs	667	312	1,517	869
PDSUs	123	61	70	20

	4,255	3,398	7,058	5,011

23.	Equity (continued)

e)	Accumulated Other Comprehensive Income

(CAD$ in millions)	2018	2017 (restated)
Accumulated other comprehensive income – beginning of year	$244	$450
IFRS 9 transition adjustment on January 1, 2018 (Note 32(c))	(34)	—
Currency translation differences:
Unrealized gains (losses) on translation of foreign subsidiaries	638	(536)
Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of taxes of $40 and $(46))	(255)	341

	383	(195)
Marketable equity and debt securities (2017 – Available-for-sale financial assets):
Unrealized loss on marketable equity and debt securities (2017 – available-for-sale financial assets) (net of taxes of $1 and $1)	(10)	(4)
Realized gain on marketable equity and debt securities (net of taxes of $nil and $nil)	1	—
Realized loss on available-for-sale financial assets reclassified to profit (net of taxes of $nil and $1)	—	(6)

	(9)	(10)
Share of other comprehensive loss of associates and joint ventures	—	(1)
Remeasurements of retirement benefit plans (net of taxes of $(2) and $(55))	8	129

Total other comprehensive income (loss)	382	(77)
Less remeasurements of retirement benefit plans recorded in retained earnings	(8)	(129)

Accumulated other comprehensive income – end of year	$584	$244

f)	Earnings Per Share

The following table reconciles our basic and diluted earnings per share:

(CAD$ in millions, except per share data)	2018	2017 (restated)
Net basic and diluted profit attributable to shareholders of the company	$3,107	$2,460

Weighted average shares outstanding (000’s)	573,905	577,482
Dilutive effect of share options	8,233	8,910

Weighted average diluted shares outstanding (000’s)	582,138	586,392

Basic earnings per share	$5.41	$4.26
Diluted earnings per share	$5.34	$4.19

At December 31, 2018, 5,458,816 (2017 – 4,240,949) potentially dilutive shares were not included in the diluted earnings per share calculation because their effect was anti-dilutive.

g)	Dividends

We declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.05 per share in each of the first three quarters of 2018, $0.15 per share in the fourth quarter of 2018 and $0.10, $0.05 and $0.45 per share in the second, third and fourth quarters of 2017, respectively.

23.	Equity (continued)

h)	Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In 2018, we purchased 6,539,558 Class B subordinate voting shares under our normal course issuer bids. As at December 31, 2018, of the shares repurchased, 6,299,558 shares have been cancelled and 240,000 shares are pending cancellation.

24.	Non-Controlling Interests

Set out below is information about our subsidiaries with non-controlling interests and the non-controlling interest balances included in equity.

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non-Controlling Interest	December 31, 2018	December 31, 2017
Carmen de Andacollo	Region IV, Chile	10%	$32	$34
Quebrada Blanca (a)	Region I, Chile	10%	10	30
Elkview Mine Limited Partnership	British Columbia, Canada	5%	59	53
Compañía Minera Zafranal S.A.C.	Arequipa Region, Peru	20%	33	25

			$134	$142

a)

During the year ended December 31, 2018, we acquired an additional 13.5% interest in QBSA (Note 5(a)). The total fair value of the transaction of $175 million was recorded as a reduction of our non-controlling interests by $16 million and equity by $159 million.

25.	Contingencies

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2018, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington state. Residential soil testing within the study site has identified certain properties where remediation is required. TAI and EPA have reached an agreement regarding remediation to be undertaken, and that work is ongoing.

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulated that some portion of the slag discharged from TML’s Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. In August 2016 the District Court ruled in favour of the Tribal plaintiffs awarding approximately US$9 million in past response costs and TML appealed that decision, along with certain other findings in the first phase of the case, in the Ninth Circuit Court of Appeals, which upheld the trial court ruling in September 2018. TML applied for rehearing of the Ninth Circuit ruling, which was denied, and is seeking leave to appeal certain findings in phase one of the case to the United States Supreme Court.

A District Court ruling in favour of plaintiffs on a motion seeking recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML’s Trail Operations was overturned on appeal in the Ninth Circuit in July 2016, with the result that alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow resolution of appeals with respect to issues raised in the first phase of the litigation and completion of the remedial investigation and Feasibility Study being undertaken by TAI.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

During the year ended December 31, 2018, Teck Coal Limited (TCL) received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government in British Columbia. This permit references the Elk Valley Water Quality Plan, an area-based management plan developed by Teck in accordance with a 2013 Order of the British Columbia Minister of Environment. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. It is not possible at this time to fully assess the viability of TCL’s potential defences to any charges, or to estimate the potential financial impact on TCL of any conviction. Nonetheless, that impact may be material.

26.	Commitments

a)	Capital Commitments

As at December 31, 2018, we had contracted for $724 million of capital expenditures that have not yet been incurred for the purchase of property, plant and equipment. This amount includes $562 million for QB2, $113 million for our steelmaking coal operations and $49 million for our 22.5% share of Antamina. The amount includes $638 million that is expected to be incurred within one year and $86 million within two to five years.

b)	Operating Lease Commitments

We lease office premises, mining equipment and rail facilities under operating leases. The terms of these leases are up to 17 years.

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog Operations. The lease requires TAK to pay a minimum annual user fee of US$18 million for the next four years and US$6 million for the following 18 years, totalling US$173 million over 22 years.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(CAD$ in millions)	2018	2017
Less than one year	$113	$93
One to five years	162	179
Thereafter	164	327

	$439	$599

Total operating lease expenses were $118 million (2017 – $113 million). This consists of $13 million (2017 – $13 million) for office premises, $66 million (2017 – $60 million) for mining equipment, $6 million (2017 – $12 million) for rail facilities and $33 million (2017 – $28 million) for road and port facilities.

c)	Red Dog Royalty

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation, Inc. (NANA) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 35% of net proceeds of production occurred in the fourth quarter of 2017. An expense of US$252 million was recorded in 2018 (2017 – US$324 million) in respect of this royalty.

d)	Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine’s free cash flow. An expense of $25 million was recorded in 2018 (2017 – $28 million) in respect of this royalty.

e)	Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and other process inputs, and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

We have contractual arrangements for the purchase of 240 megawatts of power for the expansion of our Quebrada Blanca Operations. These contracts contain monthly fixed prices and variable prices per hour and were effective from dates between November 2016 and January 2018. We also have a contractual arrangement to purchase power for our Trail Operations for 20 years, with an option to extend for a further 10 years. This arrangement requires a payment of $75 million per year, escalating at 2% per year (Note 5(b)).

27.	Segmented Information

Based on the primary products we produce and our development projects, we have five reportable segments — steelmaking coal, copper, zinc, energy and corporate — which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities, and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expenses). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets have been allocated amongst segments.

(CAD$ in millions)	December 31, 2018
	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$6,349	$2,714	$3,744	$407	$—	$13,214
Less: Intra-segment revenues	—	—	(650)	—	—	(650)

Revenues	6,349	2,714	3,094	407	—	12,564
Cost of sales	(3,309)	(1,837)	(2,225)	(572)	—	(7,943)

Gross profit (loss)	3,040	877	869	(165)	—	4,621
Asset impairments	—	(10)	(31)	—	—	(41)
Other operating income (expenses)	(79)	(247)	826	1	(297)	204

Profit (loss) from operations	2,961	620	1,664	(164)	(297)	4,784
Net finance expense	(47)	(47)	(37)	(16)	(72)	(219)
Non-operating income (expense)	37	4	11	—	(104)	(52)
Share of loss of associates and joint ventures	—	(2)	—	—	(1)	(3)

Profit (loss) before taxes	2,951	575	1,638	(180)	(474)	4,510

Capital expenditures	969	850	409	375	10	2,613

Goodwill	702	419	—	—	—	1,121

Total assets	15,491	10,219	3,692	6,131	4,093	39,626

27.	Segmented Information (continued)

(CAD$ in millions)	December 31, 2017 (restated)
	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$6,014	$2,400	$4,131	$—	$—	$12,545
Less: Intra-segment revenues	—	—	(635)	—	—	(635)

Revenues	6,014	2,400	3,496	—	—	11,910
Cost of sales	(3,000)	(1,814)	(2,529)	—	—	(7,343)

Gross profit	3,014	586	967	—	—	4,567
Impairment reversal and (asset impairments)	207	(44)	—	—	—	163
Other operating income (expenses)	(99)	63	(28)	(3)	(392)	(459)

Profit (loss) from operations	3,122	605	939	(3)	(392)	4,271
Net finance expense	(5)	(45)	(31)	(7)	(124)	(212)
Non-operating income (expense)	(29)	5	(9)	—	(118)	(151)
Share of income of associates and joint ventures	—	3	—	—	3	6

Profit (loss) before taxes	3,088	568	899	(10)	(631)	3,914

Capital expenditures	673	467	244	911	4	2,299

Goodwill	702	385	—	—	—	1,087

Total assets	15,241	9,533	3,720	5,667	2,867	37,028

The geographical distribution of our non-current assets is as follows:

(CAD$ in millions)	December 31, 2018	December 31, 2017
Canada	$23,238	$22,466
Chile	7,146	6,077
Peru	1,477	1,305
United States	1,282	1,131
Other	99	96

	$33,242	$31,075

Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

28.	Financial Instruments and Financial Risk Management

a)	Financial Risk Management

Our activities expose us to a variety of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. We do not have a practice of trading derivatives. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Hedging Committee and our Board of Directors.

28.	Financial Instruments and Financial Risk Management (continued)

Foreign Exchange Risk

We operate on an international basis, and therefore, foreign exchange risk exposures arise from transactions denominated in a currency other than the functional currency of the entity. Our foreign exchange risk arises primarily with respect to the U.S. dollar and to a lesser extent, the Chilean peso and Peruvian sol. Our cash flows from Canadian, Chilean and Peruvian operations are exposed to foreign exchange risk, as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses are denominated in local currencies.

We also have various investments in U.S. dollar foreign operations, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our U.S. dollar denominated debt as a hedge against net investments in foreign operations.

U.S. dollar financial instruments subject to foreign exchange risk consist of U.S. dollar denominated items held in Canada and are summarized below. This risk is reduced by our policy to apply a hedge against our U.S. dollar net investments using our U.S. dollar debt.

(US$ in millions)	December 31, 2018	December 31, 2017
Cash and cash equivalents	$907	$368
Trade and settlement receivables	640	913
Trade accounts payable and other liabilities	(421)	(569)
Debt	(3,809)	(4,831)

	(2,683)	(4,119)
Net investment in foreign operations hedged	2,628	4,149

Net U.S. dollar exposure	$(55)	$30

As at December 31, 2018, with other variables unchanged, a $0.10 strengthening of the Canadian dollar against the U.S. dollar would result in a $8 million pre-tax loss (2017 – $3 million) from our financial instruments. There would also be a $408 million pre-tax loss (2017 – $157 million) in other comprehensive income from the translation of our foreign operations. The inverse effect would result if the Canadian dollar weakened by $0.10 against the U.S. dollar.

Liquidity Risk

Liquidity risk arises from our general and capital funding requirements. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 19(e) details our available credit facilities as at December 31, 2018.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2018 are as follows:

(CAD$ in millions)	Less Than 1 Year	2–3 Years	4–5 Years	More Than 5 Years	Total
Trade accounts payable and other liabilities (Note 18)	$2,333	$—	$—	$—	$2,333
Debt (Note 19(f))	—	190	575	4,462	5,227
Estimated interest payments on debt	$317	$625	$582	$3,528	$5,052

28.	Financial Instruments and Financial Risk Management (continued)

Interest Rate Risk

Our interest rate risk is both fair value and cash flow risk and arises mainly in respect of our holdings of cash and cash equivalents. Our interest rate management policy is generally to borrow at fixed rates. However, floating rate funding may be used to fund short-term operating cash flow requirements or, in conjunction with fixed to floating interest rate swaps, be used to offset interest rate risk from our cash. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but the cash flows, denominated in U.S. dollars, do not.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

A 1% increase in the short-term interest rate at the beginning of the year, with other variables unchanged, would have resulted in a $15 million pre-tax increase in our profit (2017 – $10 million). There would be no effect on other comprehensive income. The inverse effect would result if the short-term interest rate decreased by 1%.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had zinc and lead derivative contracts outstanding as described in (b) below.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final settlement pricing adjustments to receivables and payables, derivative contracts for zinc and lead, embedded derivatives in one of our road and port contracts, and in the ongoing payments under our silver stream and gold stream arrangements.

The following represents the effect on profit attributable to shareholders from a 10% change in commodity prices, based on outstanding receivables and payables subject to final pricing adjustments at December 31, 2018. There is no effect on other comprehensive income.

	Price on December 31,				Change in Profit Attributable to Shareholders
(CAD$ in millions, except for US$/lb. data)	2018		2017		2018	2017
Copper	US$	2.70/lb.	US$	3.26/lb.	$21	$35
Zinc	US$	1.12/lb.	US$	1.50/lb.	$7	$5

A 10% change in the price of zinc, lead, silver and gold, respectively, with other variables unchanged, would change our net liability relating to derivatives and embedded derivatives, excluding receivables and payables subject to final pricing adjustments, and change our pre-tax profit attributable to shareholders by $16 million (2017 – $26 million). There would be no effect on other comprehensive income.

Credit Risk

Credit risk arises from cash, cash equivalents, derivative contracts, debt securities and trade receivables. While we are exposed to credit losses due to the non-performance of our counterparties, there are no significant concentrations of credit risk and we do not consider this to be a material risk.

Our primary counterparties related to our cash, cash equivalents, derivative contracts and debt securities carry investment grade ratings as assessed by external rating agencies, which are monitored on an ongoing basis. All of our commercial customers are assessed for credit quality at least once a year or more frequently if business or customer specific conditions change based on an extensive credit rating scorecard developed internally using key credit metrics and measurements that were adapted from S&P’s and Moody’s rating methodologies. Sales to customers that do not meet the credit quality criteria are secured either by a parental guarantee, letter of credit or prepayment.

28.	Financial Instruments and Financial Risk Management (continued)

For our trade receivables, we apply the simplified approach for determining expected credit losses, which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, as required. Since the majority of our customers are considered to have low default risk and our historical default rate and frequency of loss are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2018 and January 1, 2018.

Our investments in debt securities carried at fair value through other comprehensive income are considered to have low credit risk as our counterparties have investment grade credit ratings. The credit risk of our investments in debt securities has not increased significantly since initial recognition of these investments and accordingly, the loss allowance for investments in debt securities is determined based on the 12-month expected credit losses. The 12-month expected credit loss allowance is based on historical and forward-looking default rates for investment grade entities, which are low and accordingly, the 12-month expected credit loss allowance for our investments in debt securities is nominal as at December 31, 2018 and January 1, 2018.

b)	Derivative Financial Instruments and Hedges

Sale and Purchase Contracts

We record adjustments to our settlement receivables and payables for provisionally priced sales and purchases, respectively, in periods up to the date of final pricing based on movements in quoted market prices or published price assessments (for steelmaking coal). These arrangements are based on the market price of the commodity and the value of our settlement receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These final pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains from purchases) in a declining price environment and are recorded in other operating income (expense).

The table below outlines our outstanding settlement receivables and payables, which were provisionally valued at December 31, 2018, and December 31, 2017.

	Outstanding at December 31, 2018		Outstanding at December 31, 2017
(Pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.
Receivable positions
Copper	93	$2.70	138	$3.26
Zinc	208	$1.12	197	$1.50
Lead	24	$0.91	44	$1.13
Payable positions
Zinc payable	77	$1.12	97	$1.50
Lead payable	16	$0.91	30	$1.13

At December 31, 2018, total outstanding settlement receivables were $557 million (2017 – $687 million), and total outstanding settlement payables were $45 million (2017 – $39 million). These amounts are included in trade and settlement receivables and trade accounts payable and other liabilities, respectively, on the consolidated balance sheet.

28.	Financial Instruments and Financial Risk Management (continued)

Zinc and Lead Swaps

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. During 2018 and 2017, we purchased and sold zinc and lead swaps to match our economic exposure to the average zinc and lead prices over our shipping year, which is from July of one year to June of the following year. We do not apply hedge accounting to the zinc or lead swaps.

The fair value of our commodity swaps is calculated using a discounted cash flow method based on forward metal prices. A summary of these derivative contracts and related fair values as at December 31, 2018 is as follows:

Derivatives not designated as hedging instruments	Quantity	Average Price of Purchase Commitments		Average Price of Sale Commitments		Fair Value Asset (Liability) (CAD$ in millions)
Zinc swaps	122 million lbs.	US$	1.14/lb.	US$	1.11/lb.	$(6)
Lead swaps	70 million lbs.	US$	0.90/lb.	US$	0.92/lb.	2

						$(4)

All free-standing derivative contracts mature in 2019 and 2020.

Free-standing derivatives, not designated as hedging instruments, are recorded in prepaid and other current assets in the amount of $2 million and in trade accounts payable and other liabilities in the amount of $6 million on the consolidated balance sheet.

Derivatives Not Designated as Hedging Instruments and Embedded Derivatives

(CAD$ in millions)	Amount of Gain (Loss) Recognized in Other Operating Income (Expense) (Note 9)
	2018	2017
Zinc derivatives	$(40)	$11
Lead derivatives	(4)	10
Settlements receivable and payable	(117)	190
Contingent zinc escalation payment embedded derivative (c)	13	(24)
Gold stream embedded derivative (c)	(1)	13
Silver stream embedded derivative (c)	(4)	2

	$(153)	$202

During the year ended December 31, 2018, we recorded a $42 million loss (2017 – $51 million gain) in non-operating income (expense) (Note 11) related to a decrease in the value of debt prepayment options (Note 28(c)).

Accounting Hedges

Net investment hedge

We manage the foreign currency translation risk of our various investments in U.S. dollar foreign operations in part through the designation of our U.S. dollar denominated debt as a hedge against net investments in foreign operations (Note 28(a)). We designate the spot element of the U.S. dollar debt as the hedging instrument. As only the spot rate element of the debt is designated in the hedging relationship, no ineffectiveness is expected and no ineffectiveness was recognized in profit for the years ended December 31, 2018 and 2017. The hedged foreign currency risk component is the change in the carrying amount of the net assets of the foreign operation arising from spot U.S. dollar to Canadian dollar exchange rate movements. At December 31, 2018, US$2.6 billion of our debt (2017 – US$4.1 billion) and U.S. dollar investment in foreign operations was designated in a net investment hedging relationship. During the year ended December 31, 2018, $295 million (2017 – $387 million) of foreign exchange translation on our U.S. dollar investment in foreign operations was hedged by an offsetting amount of foreign exchange translation on our U.S. dollar denominated debt. Refer to Note 23(e) for the effect of our net investment hedges on other comprehensive income (loss).

28.	Financial Instruments and Financial Risk Management (continued)

c)	Embedded Derivatives

One of our road and port contracts contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $34 million at December 31, 2018 (2017 – $43 million) and is included in provisions and other liabilities on the consolidated balance sheet.

The gold stream and silver stream agreements entered into in 2015 each contain an embedded derivative in the ongoing future payments due to Teck. The gold stream’s 15% ongoing payment contains an embedded derivative relating to the gold price. The fair value of this embedded derivative was $11 million at December 31, 2018 (2017 – $9 million) and is included in financial and other assets on the consolidated balance sheet. The silver stream’s 5% ongoing payment contains an embedded derivative relating to the silver price. The fair value of this embedded derivative was $1 million at December 31, 2018 (2017 – $3 million) and is included in provisions and other liabilities (2017 – financial and other assets) on the consolidated balance sheet.

Our 2024 notes include a prepayment option that is considered to be an embedded derivative (Note 19). At December 31, 2018, the prepayment option in the 2024 notes is recorded as financial and other assets (Note 14) on the consolidated balance sheet at a fair value of $73 million (2017 – $108 million) based on current market interest rates for similar instruments and our credit spread.

29.	Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

29.	Fair Value Measurements (continued)

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2018 and 2017, are summarized in the following table:

(CAD$ in millions)	2018				2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$68	$—	$—	$68	$722	$—	$—	$722
Marketable equity securities	44	—	36	80	124	—	—	124
Debt securities	90	—	3	93	37	—	4	41
Settlement receivables	—	557	—	557	—	687	—	687
Derivative instruments and embedded derivatives	—	86	—	86	—	126	—	126

	$202	$643	$39	$884	$883	$813	$4	$1,700

Financial liabilities
Derivative instruments and embedded derivatives	$—	$45	$—	$45	$—	$43	$—	$43
Settlement payables	—	45	—	45	—	39	—	39

	$—	$90	$—	$90	$—	$82	$—	$82

As at December 31, 2017, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a Level 3 measurement. Refer to Note 8 for information about these fair value measurements.

30.	Capital Management

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business while minimizing the cost of such capital and providing for returns to our investors. Our financial policies are to maintain, on average over time, a target debt to debt-plus-equity ratio of less than 30% and a target debt-to-EBITDA ratio of less than 2.5x. These ratios are expected to vary from their target levels from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We may also review and amend such policy targets from time to time. We maintain two committed revolving credit facilities consisting of a core liquidity facility of US$4.0 billion and a US$600 million facility, which is used for financial letters of credit required while our credit rating is non-investment grade. These credit facilities include a financial covenant that requires us to maintain a net debt-to-capitalization ratio that does not exceed 0.55 (Note 19).

As at December 31, 2018, our debt to debt-plus-equity ratio was 19% (2017 – 24%), our debt-to-EBITDA ratio was 0.9 (2017 – 1.1) and our net debt-to-capitalization ratio was 0.13 (2017 – 0.21). We manage the risk of not meeting our financial targets through the issuance and repayment of debt, our distribution policy, the issuance of equity capital, asset sales as well as through the ongoing management of operations, investments and capital expenditures.

31.	Key Management Compensation

The compensation for key management recognized in total comprehensive income in respect of employee services is summarized in the table below. Key management includes our directors and senior vice presidents.

(CAD$ in millions)	2018	2017
Salaries, bonuses, director fees and other short-term benefits	$16	$16
Post-employment benefits	1	5
Share option compensation expense (Note 23(c))	6	7
Compensation expense related to Units (Note 23(d))	7	52

	$30	$80

32.	Adoption of New IFRS Pronouncements

We have adopted the new IFRS pronouncements listed below as at January 1, 2018, in accordance with the transitional provisions outlined in the respective standards and described below. The adoption of these new IFRS pronouncements has resulted in adjustments to previously reported figures as outlined below.

a)	Adjustments to Consolidated Financial Statements

All of the adjustments to previously reported figures outlined below relate to the adoption of IFRS 15 (Note 32(b)).

Adjustments to Condensed Consolidated Balance Sheets

(CAD$ in millions)	December 31, 2017	January 1, 2017
Equity before accounting changes	$19,525	$17,601
Adjustments to equity relating to:
Trade and settlement receivables	(61)	—
Inventories	32	—
Current portion of deferred consideration	23	32
Current income taxes payable	5	—
Deferred consideration	651	723
Deferred income tax liabilities	(182)	(190)

Equity after accounting changes	$19,993	$18,166

Equity after accounting changes attributable to:
Shareholders of the company	$19,851	$18,007
Non-controlling interests	142	159

	$19,993	$18,166

32.	Adoption of New IFRS Pronouncements (continued)

Adjustments to Condensed Consolidated Statements of Income

(CAD$ in millions)	Year ended December 31, 2017
Profit for the year before accounting changes	$2,538
Adjustments to profit relating to:
Revenues	(138)
Cost of sales	76
Provision for income taxes	13

Profit for the year after accounting changes	$2,489

Profit for the year after accounting changes attributable to: Shareholders of the company	$2,460
Non-controlling interests	29

$2,489

Earnings per share after accounting changes
Basic	$4.26
Diluted	$4.19

The adjustments to profit relating to the new IFRS pronouncements in Note 32(b) decreased basic earnings per share by $0.08 and diluted earnings per share by $0.09 for the year ended December 31, 2017.

Adjustments to Condensed Consolidated Statements of Comprehensive Income

(CAD$ in millions)	Year ended December 31, 2017
Total comprehensive income before accounting changes	$2,501
Adjustments to comprehensive income relating to:
Profit	(49)
Other comprehensive income:
Currency translation differences	(48)

Total comprehensive income after accounting changes	$2,404

Total comprehensive income after accounting changes attributable to:
Shareholders of the company	$2,383
Non-controlling interests	21

$2,404

b)	Revenue from Contracts with Customers

Overview of Changes in IFRS

We adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a full retrospective approach in restating our prior period financial information.

32.	Adoption of New IFRS Pronouncements (continued)

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

Timing and Amount of Revenue Recognized

Based on our analysis, the timing and amount of our revenue from product sales did not change significantly under IFRS 15. For steelmaking coal sales where we have a shipment that is partially loaded on a vessel at a reporting date, we concluded that the performance obligation in these contracts is for the full shipment. Therefore, we cannot recognize revenue until the full shipment is loaded. This does not significantly affect the revenue recognized in a period. This is a timing difference only and does not change the amount of revenue recognized for the full shipment.

As part of our assessment of IFRS 15, we analyzed the treatment of freight services provided to customers subsequent to the transfer of control of the product sold. Under IFRS 15, in our view, these services represent performance obligations that should be recognized separately. For the performance obligation related to these freight services, we have concluded that we are the principal to the shipping of product in our refined metal sales and concentrate sales contracts and will continue to reflect the revenue in these arrangements on a gross basis. For certain of our steelmaking coal sales contracts, we have concluded that we are the agent to the ocean freight shipping of product due to the terms of the arrangement, and our revenue will be reported on a net basis for these arrangements. There will be no effect on our gross profit, as the freight costs will be netted against revenue for these arrangements and not presented within cost of sales.

We have assessed the effects of IFRS 15 on our silver and gold streaming arrangements. At the date these transactions were completed, we accounted for the arrangements as the sale of a portion of our mineral interests at Antamina and Carmen de Andacollo, respectively. We did not recognize disposal gains on the transactions as a result of the requirements of the IFRS standards in effect at the dates of closing. Under the recognition and measurement principles of IFRS 15, any gain on these streaming transactions would have been recognized in full as control over the right to the silver or gold mineral interest transferred to the purchaser. Accordingly, we have recognized the deferred consideration recorded on our balance sheet through equity on transition to IFRS 15 as at January 1, 2017. We have also reversed the amortization of the deferred consideration that was recorded as a reduction of cost of sales for the year ended December 31, 2017.

The tables in Note 32(a) outline the adjustments to our financial statements resulting from the adoption of IFRS 15, described above, for all comparative periods presented.

c)	Financial Instruments

Overview of Changes in IFRS

We adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard, with the exception of the hedging provisions. Effective October 1, 2018, we adopted the hedging requirements section of IFRS 9.

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

32.	Adoption of New IFRS Pronouncements (continued)

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedge accounting model in IFRS 9 aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items are now be eligible for hedge accounting, as long as the risk component can be identified and measured. The hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship.

Classification and Measurement Changes

We have assessed the classification and measurement of our financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Category
	2017 (IAS 39)	2018 (IFRS 9)
Financial Assets:
Cash	Amortized cost	Amortized cost
Cash equivalents	Available-for-sale	Amortized cost/fair value through profit or loss
Trade receivables	Amortized cost	Amortized cost
Settlement receivables	Fair value through profit or loss	Fair value through profit or loss
Marketable equity securities	Available-for-sale	Fair value through other comprehensive income
Debt securities	Available-for-sale	Fair value through other comprehensive income
Long term receivables and deposits	Amortized cost	Amortized cost
Derivative instruments and embedded derivatives with non-financial host contracts	Fair value through profit or loss	Fair value through profit or loss

Financial Liabilities:
Trade payables	Amortized cost	Amortized cost
Settlement payables	Fair value through profit or loss	Fair value through profit or loss
Debt	Amortized cost	Amortized cost
Derivative instruments and embedded derivatives	Fair value through profit or loss	Fair value through profit or loss

There has been no change in the carrying value of our financial instruments or to previously reported figures as a result of changes to the measurement categories in the table noted above.

Cash equivalents

Our cash equivalents were reclassified from available-for sale to amortized cost or fair value through profit or loss, depending on their nature. The fair value of $640 million as at January 1, 2018 is deemed to be the starting amortized cost for cash equivalents classified as subsequently measured at amortized cost. There was no impact on retained earnings as at January 1, 2018 as a result of this reclassification because the fair value is equal to the carrying value.

32.	Adoption of New IFRS Pronouncements (continued)

Marketable equity securities

We have made the irrevocable classification choice to record fair value changes on our current portfolio of investments in marketable equity securities through other comprehensive income. As a result, marketable equity securities with a fair value of $124 million were reclassified from available-for-sale financial assets to financial assets through other comprehensive income. Available-for-sale financial assets under IAS 39 were accounted for at fair value with changes in fair value recorded in other comprehensive income. Realized gain or losses on available-for-sale financial assets were recycled into profit. This election resulted in the reclassification of a $41 million loss ($34 million after-tax) from our retained earnings to accumulated other comprehensive income (loss), all within equity, on January 1, 2018. This adjustment is presented in our Consolidated Statement of Changes in Equity for the year ended December 31, 2018.

Debt securities

Investments in debt securities were reclassified from available-for-sale to fair value through other comprehensive income, as the company’s business model is achieved both by collecting contractual cash flows and selling of these assets. The contractual cash flows of these investments are solely principal and interest. As a result, debt securities with a fair value of $41 million were reclassified from available-for-sale financial assets to financial assets at fair value through other comprehensive income.

Expected credit losses

Credit risk arises from cash, cash equivalents, derivative contracts, debt securities and trade receivables. While we are exposed to credit losses due to the non-performance of our counterparties, there are no significant concentrations of credit risk and we do not consider this to be a material risk.

Our primary counterparties related to our cash, cash equivalents, derivative contracts and debt securities carry investment grade ratings as assessed by external rating agencies. There is ongoing review to evaluate the creditworthiness of these counterparties. All of our customers are assessed for credit quality by taking into account external credit ratings, where available, an analysis of financial position and liquidity, past experience and other factors. Individual customer credit limits are set based on internal or external ratings in accordance with our credit policy. Customer credit ratings and compliance with credit limits is regularly monitored by management. For some customers, we may obtain security over trade and settlement receivables in the form of letters of credit.

Under IAS 39 we applied an incurred loss model. We have reviewed our expected credit losses on our trade receivables and debt securities carried at fair value through other comprehensive income on transition to IFRS 9. We have also implemented a process for managing and estimating provisions relating to trade receivables going forward under IFRS 9. For our trade receivables, we apply the simplified approach for determining expected credit losses which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, as required. As the majority of our customers are considered to have low default risk and we do not extend credit to customers with high default risk, historical default rates are low and the lifetime expected credit loss allowance for trade receivables is nominal as at January 1, 2018. Accordingly, we did not record an adjustment relating to the implementation of the expected credit loss model for our trade receivables.

Our investments in debt securities carried at fair value through other comprehensive income are considered to have low credit risk, as our counterparties have investment grade credit ratings. As at January 1, 2018, the credit risk of our investments in debt securities has not increased significantly since initial recognition of these investments and accordingly, the loss allowance for investments in debt securities is determined based on the 12-month expected credit losses. The 12-month expected credit loss allowance is based on historical default rates for investment grade entities, which are low and accordingly, the 12-month expected credit loss allowance for our investments in debt securities is nominal as at January 1, 2018. Therefore, we did not record an adjustment relating to the implementation of the expected credit loss model for our investments in debt securities.

Hedges

The adoption of the hedging requirements section of IFRS 9 did not affect our existing designated hedging arrangements (Note 28(b)).